EXHIBIT (A)(1)

OFFER TO PURCHASE FOR CASH

All of the Outstanding Shares of Common Stock
of
T-NETIX, INC.
at
$4.60 Net Per Share of Common Stock
by

TZ ACQUISITION, INC.

A Direct Wholly Owned Subsidiary of
TZ HOLDINGS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, ON TUESDAY, MARCH 2, 2004, UNLESS THE OFFER IS EXTENDED.

     The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the offer a number of shares of common stock (the “Common Stock”), par value $0.01 per share, of T-NETIX, Inc. (the “Company”) (together with any shares of Common Stock owned by TZ Holdings, Inc. (“Parent”), TZ Acquisition, Inc. (the “Purchaser”) or any of their respective subsidiaries on the purchase date) which constitutes at least a majority of the shares of Common Stock issued and outstanding on a fully diluted basis, excluding treasury shares, but including the shares of Common Stock that the Company is required to issue pursuant to its option plans, or any outstanding warrants or otherwise, whether or not vested or then exercisable, at the purchase date, (2) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, prior to the expiration of the offer, as described in Section 15 — “Certain Legal Matters; Regulatory Approvals” and (3) the receipt by the Purchaser of debt financing as described in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 22, 2004, by and among Holdings, the Purchaser and the Company. The offer is also conditioned upon the satisfaction of certain other terms and conditions described in Section 14 — “Conditions of the Offer.”

     The offer is an integral part of the transactions contemplated by, and is being made pursuant to the Merger Agreement. See Section 11 — “Purpose of the Offer; Plans for the Company; Certain Agreements.”

     PARENT AND THE PURCHASER HAVE ALSO ENTERED INTO A TENDER AGREEMENT AND IRREVOCABLE PROXY (THE “TENDER AGREEMENT”), DATED AS OF JANUARY 22, 2004, WITH W.P. (PAUL) BUCKTHAL, DANIEL N. CARNEY, CREE CAPITAL INVESTMENTS, LTD., HAROLD A. CREE, RICHARD E. CREE, THE RICHARD J. CREE REVOCABLE TRUST, WILLIAM R. CREE, ROBERT A. GEIST, DANIEL J. TAYLOR, AND IRVIN WALL (THE “PRINCIPAL STOCKHOLDERS”) WHO BENEFICIALLY OWN, IN THE AGGREGATE, 4,961,578 SHARES OF COMMON STOCK. THE SHARES OF COMMON STOCK OVER WHICH THE STOCKHOLDERS HAVE BENEFICIAL OWNERSHIP REPRESENT APPROXIMATELY 33.0% OF THE ISSUED AND OUTSTANDING SHARES OF COMMON STOCK (APPROXIMATELY 26.4% ON A FULLY DILUTED BASIS). THE STOCKHOLDERS HAVE AGREED TO TENDER IN THE OFFER ALL SUCH SHARES OF COMMON STOCK AND VOTE THAT PORTION OF SUCH SHARES OF COMMON STOCK THAT THEY ARE ENTITLED TO VOTE IN FAVOR OF THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT. SEE SECTION 11 — “PURPOSE OF THE OFFER; PLANS FOR THE COMPANY; CERTAIN AGREEMENTS.”

     BASED ON THE RECOMMENDATION OF AN INDEPENDENT SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY, THE BOARD OF DIRECTORS OF THE COMPANY (THE “BOARD”), BY UNANIMOUS VOTE OF ALL DIRECTORS PRESENT AT A MEETING CALLED TO CONSIDER THE OFFER AND THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT (WHICH INCLUDED EIGHT OF THE NINE MEMBERS OF THE BOARD), HAS (I) DETERMINED THAT THE TERMS OF EACH OF THE MERGER AGREEMENT, THE OFFER AND THE MERGER (THE “MERGER”) OF THE PURCHASER WITH AND INTO THE COMPANY ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE COMPANY AND HOLDERS (THE “HOLDERS”) OF SHARES OF COMMON STOCK, (II) DECLARED THAT THE OFFER AND THE MERGER ARE ADVISABLE, (III) APPROVED THE OFFER, THE MERGER AND THE MERGER AGREEMENT, (IV) APPROVED THE TENDER AGREEMENT FOR PURPOSES OF DELAWARE LAW, AND (V) RECOMMENDED THAT THE HOLDERS ACCEPT THE OFFER, TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER AND ADOPT THE MERGER AGREEMENT.

The Dealer Manager for the Offer is:

Crest Evergreen Securities, Inc.
The Information Agent for the Tender Offer is:
Morrow & Co., Inc.
You may obtain information regarding the Tender Offer
from the Information Agent as follows:

445 Park Avenue, 5th Floor

New York, New York 10022
(212) 754-8000

Banks and Brokerage Firms, Please Call: (800) 654-2468

Stockholders Call Toll Free: (800) 607-0088
E-mail: tntx.info@morrowco.com

The date of this Offer to Purchase is February 3, 2004

IMPORTANT

      Any Holder desiring to tender all or any portion of the shares of Common Stock owned by such Holder should either (i) complete and sign the Letter of Transmittal or a copy thereof in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing tendered shares of Common Stock and any other required documents, to JP Morgan Chase Bank, as Depositary, (ii) tender such shares of Common Stock and cause the Letter of Transmittal to be delivered by means of an Agent’s Message, pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Tendering Shares of Common Stock” or (iii) request such Holder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Holder. Any Holder whose shares of Common Stock are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such Holder desires to tender such shares of Common Stock.

      Any Holder who desires to tender shares of Common Stock and whose certificate(s) evidencing such shares of Common Stock are not immediately available, or who cannot comply with the procedures for book-entry transfer described in this Offer to Purchase on a timely basis, may tender such shares of Common Stock by following the procedures for guaranteed delivery set forth in Section 3 — “Procedures for Tendering Shares of Common Stock.”

      Copies of this Offer to Purchase, the Letter of Transmittal or any related documents must not be mailed to or otherwise distributed or sent in, into or from any country where such distribution or offering would require any additional measures to be taken or would be in conflict with any law or regulation of such country or any political subdivision thereof. Persons into whose possession this document comes are required to inform themselves about and to observe any such laws or regulations. This Offer to Purchase may not be used for, or in connection with, any offer to, or solicitation by, anyone in any jurisdiction or under any circumstances in which such offer or solicitation is not authorized or is unlawful.

      Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal or other related tender offer materials may be obtained at no cost from the Information Agent or from brokers, dealers, commercial banks or trust companies.

TABLE OF CONTENTS

SUMMARY TERM SHEET		4
INTRODUCTION		9
THE TENDER OFFER		12
1.	Terms of the Offer	12
2.	Acceptance for Payment and Payment for Shares of Common Stock	14
3.	Procedures for Tendering Shares of Common Stock	15
4.	Withdrawal Rights	18
5.	Certain United States Federal Income Tax Consequences	19
6.	Price Range of Shares of Common Stock	20
7.	Certain Information Concerning the Company	20
8.	Certain Information Concerning HIG, Parent and the Purchaser	24
9.	Source and Amount of Funds	25
10.	Background of the Offer	30
11.	Purpose of the Offer; Plans for the Company; Certain Agreements	31
12.	Dividends and Distributions	46
13.	Effect of the Offer on the Market for the Shares of Common Stock; Exchange Act Registration	46
14.	Conditions of the Offer	47
15.	Certain Legal Matters; Regulatory Approvals	49
16.	Fees and Expenses	52
17.	Miscellaneous	52

SCHEDULE I	Information Concerning the Directors and Executive Officers of TZ Holdings, Inc., TZ Acquisition, Inc., H.I.G.-TNetix, Inc. and H.I.G. GP-II, Inc.; the General Partners of H.I.G. Capital Partners III, L.P., H.I.G. Investment Group III, L.P. and H.I.G. Associates III, L.P.; and the Manager of H.I.G. Advisors III, L.L.C.

Summary Term Sheet

      TZ Acquisition, Inc. is offering to purchase all of the outstanding shares of common stock of T-NETIX, Inc. for $4.60 per share, net to the seller in cash, without any interest. The following are some of the questions you, as a stockholder of T-NETIX, Inc., may have and answers to those questions.

      We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal because the information in this summary term sheet does not contain all of the information you should consider before tendering your shares of common stock. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal.

•	Who is offering to buy my shares?

      We are TZ Acquisition, Inc., a Delaware corporation formed for the purpose of making this offer. We are a direct, wholly owned subsidiary of TZ Holdings, Inc., a Delaware corporation. We and TZ Holdings are both newly formed Delaware corporations and have not conducted any business other than in connection with the offer and the merger agreement described below. All of the outstanding capital stock of TZ Holdings is currently owned by H.I.G.-TNetix, Inc., a private equity fund organized under the laws of the Cayman Islands. Prior to the purchase of all shares tendered into, and not withdrawn from, the offer, the outstanding capital stock of H.I.G.-TNetix will be held by other institutional investors, including other private equity funds affiliated with H.I.G.-TNetix and the limited partners of those funds. H.I.G.-TNetix and the other private equity funds affiliated with it (collectively, “HIG”) will control TZ Holdings by virtue of their ability to designate a majority of the Board of Directors of TZ Holdings. See Section 8 — “Certain Information Concerning HIG, Parent and the Purchaser” in this Offer to Purchase. We are making the offer pursuant to a merger agreement, dated January 22, 2004, among us, TZ Holdings and T-NETIX. The merger of TZ Acquisition with and into T-NETIX is expected to follow the successful completion of the offer in accordance with the terms and conditions of the merger agreement.

•	Have the principal stockholders of T-NETIX agreed to sell their shares?

      W.P. (Paul) Buckthal, Daniel N. Carney, Cree Capital Investments, Ltd., Harold A. Cree, Richard E. Cree, the Richard J. Cree Rev. Trust, William R. Cree, Robert A. Geist, Daniel J. Taylor, and Irvin Wall have agreed, pursuant to a tender agreement and irrevocable proxy, dated January 22, 2004, among TZ Holdings, us and such principal stockholders of T-NETIX, to tender in the offer all of the shares of common stock of T-NETIX over which they have beneficial ownership and vote all of the shares of common stock of T-NETIX that they are entitled to vote in favor of the transactions contemplated by the merger agreement. The shares of common stock over which such principal stockholders of T-NETIX have beneficial ownership represent approximately 33.0% of the issued and outstanding shares of common stock of T-NETIX (approximately 26.4% on a fully diluted basis). See Section 11 — “Purpose of the Offer; Plans for the Company; Certain Agreements” in this Offer to Purchase.

•	What are the classes and amounts of securities sought in the offer?

      We are seeking to purchase all of the outstanding shares of common stock of T-NETIX. See the “Introduction” to this Offer to Purchase.

•	How much are you offering to pay, what is the form of payment and will I have to pay any fees or commissions?

      We are offering to pay $4.60 per share, net to you, in cash, without any interest. If you are the record owner of your shares of common stock and you tender your shares of common stock to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own your shares of common stock through a broker or other nominee, and your broker tenders your shares of common stock on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

•	Do you have the financial resources to make payment?

      We will require approximately $85 million to consummate the offer, the merger and the refinancing of certain existing indebtedness of T-NETIX and to pay related fees and expenses. We will be provided with approximately $20 million by the parent company of TZ Holdings, H.I.G.-TNetix, through capital contributions. H.I.G.-TNetix intends to obtain these funds from the sale of equity interests in H.I.G.-TNetix to identified institutional investors, including H.I.G. Investment Group III, L.P, H.I.G. Capital Partners III, L.P. and other private equity funds affiliated with H.I.G. Investment Group III and H.I.G. Capital Partners III. See Section 8 — “Certain Information Concerning HIG, Parent and the Purchaser” in this Offer to Purchase. In addition, certain lenders have committed to provide us with financing in excess of the remaining $65 million, subject to certain conditions. The offer is conditioned upon the receipt of such financing. See Section 9 — “Source and Amount of Funds” in this Offer to Purchase.

•	Is your financial condition relevant to my decision to tender in the offer?

      We do not believe our financial condition is relevant to your decision whether to tender shares of common stock and accept the offer because:

•	the offer is being made for all outstanding shares of common stock of T-NETIX, solely for cash;

•	the form of payment that you will receive consists solely of cash and if you tender into the offer and receive payment for your shares of common stock, you will have no continuing equity interest in T-NETIX;

•	both we and TZ Holdings have been formed solely for the purpose of acquiring shares of common stock of T-NETIX and there is no relevant historical financial information available with respect to either us or TZ Holdings;

•	one of the conditions to the offer is receipt of financing to complete the offer; and

•	if we consummate the offer, we will acquire all remaining shares of common stock of T-NETIX for the same cash price in the merger of TZ Acquisition with and into T-NETIX.

•	How long do I have to decide whether to tender in the offer?

      You will have until 12:00 midnight, New York City time, on March 2, 2004, to decide whether to tender your shares of common stock of T-NETIX in the offer, unless the offer is extended. Further, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1 — “Terms of the Offer” in this Offer to Purchase and Section 3 — “Procedures for Tendering Shares of Common Stock” in this Offer to Purchase. In addition, if we decide to include a subsequent offering period in the offer as described under Section 1 — “Terms of the Offer,” you will have an additional opportunity to tender your shares of common stock.

•	Can the offer be extended and under what circumstances?

      Yes. Subject to the terms of the merger agreement, we have agreed with T-NETIX that we will extend the offer for one ten (10)-business-day period if, at the expiration of the initial twenty (20)-business-day offer period, the only condition to the offer that remains unsatisfied is the requirement that at least a majority of the issued and outstanding shares of common stock of T-NETIX, on a fully diluted basis, have been tendered and not properly withdrawn prior to the expiration of the initial twenty (20)-business-day offer period. In addition, we may extend the offer (i) without the consent of T-NETIX and in our sole discretion, if at the time the offer is then scheduled to expire, including at the end of any earlier extension, any condition to the offer is not satisfied or waived and (ii) for any period required by the rules of the Securities and Exchange Commission applicable to the offer. However, without the consent of T-NETIX, we may not extend the expiration date beyond July 31, 2004. See Section 1 — “Terms of the Offer” in this Offer to Purchase.

•	What is a subsequent offering period? Will there be a subsequent offering period?

      We may elect to provide a subsequent offering period only after we have purchased shares tendered during the initial offer period. In our sole discretion, we may provide a subsequent offer period of not less than three (3) nor more than twenty (20) business days commencing on the day after the expiration of the initial offer period. If a subsequent offering period is provided, shares tendered into the subsequent offering period will be purchased promptly after they are tendered and will not be subject to any conditions or withdrawal rights. Shares tendered in the subsequent offering period, if any, will receive the same consideration as shares tendered in the initial offer period. For more information, see Section 1 — “Terms of the Offer” in this Offer to Purchase.

      We have not at this time made a decision as to whether or not to grant a subsequent offering period.

•	How will I be notified if the offer is extended?

      If we extend the initial offer period, we will inform JP Morgan Chase Bank, the depositary for the offer, of that fact and we will also make a public announcement of the scheduled expiration of the offer period as so extended. Any extension of the initial offer period would be for a period of ten (10) business days, and the initial offer period may be extended a number of times in order to allow us to meet certain conditions described further in Section 1 — “Terms of the Offer.” If we provide a subsequent offering period, we will inform JP Morgan Chase Bank of that fact. We also will make a public announcement of the subsequent offering period, not later than 9:00 a.m., New York City time, on the next business day after the day on which the offer was scheduled to expire. See Section 1 — “Terms of the Offer” in this Offer to Purchase.

•	What are the most significant conditions to the offer?

      Our obligation to accept for payment, purchase or pay for any shares of common stock tendered depends upon a number of conditions, including:

•	there being validly tendered and not properly withdrawn prior to the expiration of the offer a number of shares of common stock of T-NETIX (together with any shares owned by TZ Holdings, us or any of its or our subsidiaries on the purchase date) that constitutes at least a majority of the shares of common stock of T-NETIX issued and outstanding on a fully diluted basis, excluding treasury shares, but including the shares of common stock that T-NETIX is required to issue pursuant to its option plans, or any outstanding warrants or otherwise, whether or not vested or then exercisable, at the purchase date.

•	the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, prior to the expiration of the offer.

•	the receipt by us of debt financing as described in the merger agreement.

      See the “Introduction,” Section 14 — “Conditions of the Offer,” Section 15 — “Certain Legal Matters; Regulatory Approvals” and Section 9 — “Source and Amount of Funds” in this Offer to Purchase for more detailed information about the conditions to the Offer.

•	How do I tender my shares?

      To tender shares of common stock of T-NETIX, you must deliver the certificate(s) representing your shares of common stock, together with a completed Letter of Transmittal, to JP Morgan Chase Bank, the depositary for the offer, not later than the time the tender offer expires. If your shares of common stock are held in “street name,” they can be tendered by your nominee through The Depository Trust Company. If you cannot deliver any document or instrument that is required to be delivered to the depositary by the expiration of the tender offer, you may have a short period of extra time to do so by having a broker, a bank or other fiduciary that is a member of the Securities Transfer Agents Medallion Program or other eligible institution guarantee that the missing items will be received by the depositary within three (3) business days. For the tender to be valid, however, the depositary must receive the missing items within that three (3)-business-day period. See Section 3 — “Procedures for Tendering Shares of Common Stock” in this Offer to Purchase.

•	Until what time can I withdraw previously tendered shares?

      You can withdraw shares of common stock of T-NETIX that you have previously tendered at any time until the initial offer period (but not any subsequent offering period) has expired and, if we have not agreed to accept your shares of common stock for payment by April 2, 2004, you can withdraw them at any time after such time until we accept shares of common stock for payment. You may not withdraw any shares of common stock tendered in a subsequent offering period. See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights” in this Offer to Purchase.

•	How do I withdraw previously tendered shares?

      To withdraw shares that you have previously tendered, you must deliver a written notice of withdrawal, or a copy of one, with the required information to JP Morgan Chase Bank, while you still have the right to withdraw the shares of common stock. See Section 4 — “Withdrawal Rights” in this Offer to Purchase.

•	What does the Board of Directors of T-NETIX think of the offer?

      We are making the offer pursuant to a merger agreement by and among us, TZ Holdings and T-NETIX. Based on the recommendation of an independent special committee of the Board of Directors of T-NETIX, the Board, by unanimous vote of all directors present (which included eight of the nine members of the Board) at a meeting called to consider the offer and the transactions contemplated by the merger agreement: (i) determined that each of the merger agreement, the offer and the merger are fair to, and in the best interests of, T-NETIX and the stockholders of T-NETIX, (ii) declared that the offer and the merger are advisable; (iii) approved the offer, the proposed merger of TZ Acquisition with and into T-NETIX, and the merger agreement; (iv) approved the tender agreement and irrevocable proxy for purposes of Delaware law; and (v) recommended that you accept the offer and tender your shares of common stock in the offer. Following the proposed merger, T-NETIX will be the surviving corporation and a direct wholly owned subsidiary of TZ Holdings. See the “Introduction” to this Offer to Purchase.

•	If a majority of the shares are tendered and accepted for payment, will T-NETIX continue as a public company?

      No. If the merger takes place, shares of common stock of T-NETIX will no longer be publicly owned. Even if the merger does not take place, if we purchase all of the tendered shares of common stock, there may be so few remaining stockholders and publicly held shares of common stock that: (a) T-NETIX’s shares of common stock would no longer meet the published Nasdaq guidelines for continued listing and may be delisted from Nasdaq; (b) there may not be a public trading market for T-NETIX’s common stock; and (c) T-NETIX might cease making filings with the Securities and Exchange Commission or otherwise cease being required to comply with the Commission’s rules relating to publicly held companies. See Section 13 — “Effect of the Offer on the Market for the Shares of Common Stock; Exchange Act Registration” in this Offer to Purchase.

•	Will the tender offer be followed by a merger if all of T-NETIX’s shares of common stock are not tendered in the offer?

      Yes. If we accept for payment and pay for at least a majority of the issued and outstanding shares of common stock of T-NETIX, TZ Acquisition will be merged with and into T-NETIX, with T-NETIX continuing as the surviving corporation in the Merger. If that merger takes place, TZ Holdings will own directly all of the shares of common stock of T-NETIX and all remaining stockholders of T-NETIX (other than TZ Holdings or its subsidiaries, including TZ Acquisition) will receive $4.60 per share in cash. See the “Introduction” to this Offer to Purchase.

•	Do I have statutory appraisal rights?

      You do not have appraisal rights in connection with the offer. However, if you do not tender your shares of common stock in the offer and the merger is consummated and you follow the procedures required under Delaware law, you will have a statutory right to dissent and demand payment of the judicially appraised fair value of your shares. This value could be more or less than the per share price paid in the offer. If you intend to exercise your appraisal rights, you should not tender your shares of common stock in the offer. See Section 15 — “Certain Legal Matters; Regulatory Approvals.”

•	If I decide not to tender, how will the offer affect my shares?

      If the merger described above takes place, stockholders not tendering in the offer will receive the same amount of cash per share that they would have received had they tendered their shares of common stock in the offer (subject to their right to pursue appraisal rights under Delaware law), unless they comply with the requirements for appraisal rights, in which case they could receive more or less consideration than the amount paid for shares that were either purchased in the offer or exchanged for cash in the merger without properly exercising appraisal rights. Therefore, if the merger takes place, the only difference to you between tendering your shares in the Offer or receiving cash in the Merger and not tendering your shares or receiving cash in the Merger is that you will be paid earlier if you tender your shares of common stock and appraisal rights will be available only to stockholders who have not tendered their shares of common stock in the Offer and who follow certain legal procedures required under Delaware law. See Section 15 — “Certain Legal Matters; Regulatory Approvals.” However, if the merger does not take place, there may be so few remaining stockholders and publicly held shares of common stock that there may not be any active public trading market for shares of common stock and the delisting or cessation of making filings described above may occur. See the “Introduction” and Section 13 — “Effect of the Offer on the Market for the Shares of Common Stock; Exchange Act Registration” in this Offer to Purchase.

•	What is the market value of my shares as of a recent date?

      On January 22, 2004, the last trading day before we announced the transaction, the last reported sales price of shares of common stock of T-NETIX reported on Nasdaq was $4.19 per share. Between January 1, 2003 and February 2, 2004, the high and low sales prices of T-NETIX’s shares of common stock reported on Nasdaq ranged between $1.11 and $4.76 per share. We advise you to obtain a recent quotation for shares of common stock in deciding whether to tender your shares of common stock. See Section 6 — “Price Range of Shares of Common Stock” in this Offer to Purchase.

•	Who can I talk to if I have questions about the tender offer?

      You can call Morrow & Co., Inc. at (800) 607-0088 (toll free) or Crest Advisors, LLC at (212) 317-2700. Morrow & Co., Inc. is acting as the information agent and Crest Evergreen Securities, Inc. is acting as the dealer manager for our tender offer. See the back cover of this Offer to Purchase.

To Holders of Shares of Common Stock of

T-NETIX, Inc.:

INTRODUCTION

      TZ Acquisition, Inc., a Delaware corporation (the “Purchaser”), and a direct wholly owned subsidiary of TZ Holdings, Inc., a Delaware corporation (“Parent”), is offering to purchase all of the outstanding shares of common stock (the “Common Stock”), par value $0.01 per share, of T-NETIX, Inc., a Delaware corporation (the “Company”), at a price of $4.60 per share of Common Stock, net to the seller in cash, without interest thereon (the “Offer Price”), on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the “Offer”). The Offer is being made pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 22, 2004, by and among Parent, the Purchaser and the Company.

      Holders of shares of Common Stock (“Holders”) whose shares of Common Stock are registered in their own name and who tender directly to JP Morgan Chase Bank, as Depositary (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of shares of Common Stock pursuant to the Offer. The Purchaser will pay all charges and expenses of Crest Evergreen Securities, Inc. as Dealer Manager (the “Dealer Manager” or “Crest”), the Depositary and Morrow & Co., Inc., as Information Agent (the “Information Agent”), in each case incurred in connection with the Offer. See Section 16 — “Fees and Expenses.”

      The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of shares of Common Stock (together with any shares of Common Stock owned by Parent, the Purchaser or any of their respective subsidiaries on the date of the Purchaser’s initial purchase of shares of Common Stock in the Offer (the “Offer Completion Date”)), that constitutes at least a majority of the shares of Common Stock issued and outstanding on a fully diluted basis, at the Offer Completion Date (the “Minimum Condition”), (2) the satisfaction of the HSR Condition (as defined below) and (3) the receipt by the Purchaser of debt financing, as described in the Merger Agreement (the “Financing Condition”). The Offer is also conditioned upon the satisfaction of certain other terms and conditions described in Section 14 — “Conditions of the Offer.” See Section 14 — “Conditions of the Offer” for a complete description of the conditions of the Offer.

      “On a fully diluted basis” means, as of any date, the number of shares of Common Stock outstanding (excluding shares of Common Stock held as treasury stock by the Company as of that date), together with the number of shares of Common Stock the Company may be required to issue pursuant to obligations outstanding at that date under the Company’s 1991 Stock Option Plan, 1993 Stock Option Plan and 2001 Stock Option Plan (the “Option Plans”), any outstanding warrants or otherwise, whether or not vested or then exercisable.

      “HSR Condition” means the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) prior to the expiration of the Offer.

      Parent and the Purchaser have also entered into a Tender Agreement and Irrevocable Proxy (the “Tender Agreement”), dated as of January 22, 2004, with W.P. (Paul) Buckthal, Daniel N. Carney, Cree Capital Investments, Ltd., Harold A. Cree, Richard E. Cree, the Richard J. Cree Revocable Trust, William R. Cree, Robert A. Geist, Daniel J. Taylor, and Irvin Wall (the “Principal Stockholders”) who beneficially own, in the aggregate, 4,961,578 shares of Common Stock. The shares of Common Stock beneficially owned by the Principal Stockholders represent approximately 33.0% of the issued and outstanding shares of Common Stock (approximately 26.4% on a fully diluted basis). The Principal Stockholders have agreed to tender in the Offer all of such shares of Common Stock and vote that portion of such shares of Common Stock that they are entitled to vote in favor of the transactions contemplated by the Merger Agreement. See Section 11 — “Purpose of the Offer; Plans for the Company; Certain Agreements.”

      Based on the recommendation of an independent special committee of the Board of Directors of the Company (the “Board”), the Board, by unanimous vote of all directors present (which included eight of the nine members of the Board) at a meeting called to consider the Offer and the transactions contemplated by the Merger Agreement, has (1) determined that the terms of each of the Merger Agreement, the Offer and the Merger (as defined below) are fair to, and in the best interests of, the Company and Holders, (2) declared that the Offer and the Merger are advisable, (3) approved the Offer, the Merger and the Merger Agreement, (4) approved the Tender Agreement for purposes of Delaware law and (5) recommended that Holders accept the Offer, tender their shares of Common Stock pursuant to the Offer and adopt the Merger Agreement.

      The Company has advised Parent and the Purchaser that Updata Capital, Inc., the financial advisor to the Company (the “Financial Advisor”), has delivered to the Board of Directors of the Company its written opinion, dated January 22, 2004, to the effect that, as of such date and based on and subject to certain matters stated in such opinion, the $4.60 per share cash consideration to be received in the Offer and the Merger by Holders (other than Parent, the Purchaser and their respective affiliates) was fair, from a financial point of view, to such Holders. A copy of the opinion of the Financial Advisor, which sets forth the assumptions made, matters considered and limitations on the review undertaken by the Financial Advisor, is contained in the Company’s Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being mailed to Holders concurrently herewith. Holders are urged to read the full text of that opinion carefully in its entirety.

      The Offer is being made pursuant to the Merger Agreement. The Merger Agreement provides that, following consummation of the Offer and on the terms and subject to the conditions of the Merger Agreement and in accordance with Delaware law, the Purchaser will be merged with and into the Company (the “Merger”). Following the effective time of the Merger (the “Effective Time”), the Company will continue as the surviving corporation and become a wholly-owned subsidiary of Parent and the separate corporate existence of the Purchaser will cease. At the Effective Time, except for (i) shares of Common Stock that are owned by the Company or any subsidiary of the Company or otherwise held in the treasury of the Company, or by Parent, the Purchaser or any other subsidiary of Parent (other than shares in trust accounts, managed accounts, custodial accounts and the like that are beneficially owned by third parties), all of which shall automatically be canceled and retired and cease to exist and none of which shall receive any payment with respect thereto and (ii) shares of Common Stock held by any person who has the right to demand, and who properly demands, an appraisal of such shares of Common Stock in accordance with Delaware law, each share of Common Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash, without interest thereon, equal to the Offer Price. The Merger Agreement is more fully described in Section 11 — “Purpose of the Offer; Plans for the Company; Certain Agreements.” Under Delaware law, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the issued and outstanding shares of Common Stock, the Purchaser will be able to approve and effect the Merger without a vote of Holders pursuant to Delaware law. If, however, the Purchaser does not acquire at least 90% of the issued and outstanding shares of Common Stock, pursuant to the Offer or otherwise, a vote of Holders to effect the Merger is required under Delaware law and a longer period of time will be required to effect the Merger. See Section 11 — “Purpose of the Offer; Plans for the Company; Certain Agreements.”

      Both the Purchaser and Parent are newly formed Delaware corporations and have not conducted any business other than in connection with the Offer and the Merger Agreement described below. All of the outstanding capital stock of Parent is currently owned by H.I.G.-TNetix, Inc., a private equity fund organized under the laws of the Cayman Islands (“HIG TNetix”). Prior to the successful completion of the Offer, the outstanding capital stock of HIG TNetix will be held by other institutional investors, including other private equity funds affiliated with HIG TNetix and the limited partners of those funds. HIG TNetix and the other private equity funds affiliated with it (collectively, “HIG”) will control Parent by virtue of their ability to designate a majority of the Board of Directors of Parent. See Section 8 — “Certain Information Concerning HIG, Parent and the Purchaser” in this Offer to Purchase.

      The Company has informed the Purchaser that, as of January 22, 2004, (1) there were 15,052,210 shares of Common Stock issued and outstanding, (2) no shares of preferred stock (the “Preferred Stock”), par value $0.01 per share, of the Company were issued or outstanding, (3) 3,067,039 shares of Common Stock were reserved for issuance pursuant to outstanding options granted under the Option Plans, of which 2,091,764 are currently issuable upon exercise of such options, (4) 645,924 shares of Common Stock were reserved for issuance pursuant to outstanding warrants to purchase shares of Common Stock, and (5) no shares of Common Stock were held by the Company in its treasury. As a result, as of such date, the Minimum Condition would be satisfied if at least 9,382,587 shares of Common Stock are validly tendered and not properly withdrawn prior to the Expiration Date (as defined below). The Company has been advised, and has informed Parent, that, as of January 22, 2004, each of its directors and executive officers intended to tender pursuant to the Offer all outstanding shares of Common Stock owned by him or her, except to the extent that such tender would violate applicable securities laws or require disgorgement of profits from any such tender to the Company under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

      Except as otherwise set forth in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase and in the attached schedules and annexes, including financial information, has been furnished by the Company or has been taken from or based upon publicly available documents and records on file with the Securities and Exchange Commission (the “Commission”) and other public sources. Neither Parent nor the Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company furnished by the Company or contained in such documents and records or for any failure by the Company to disclose events that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Parent or the Purchaser. Similarly, the Company does not assume any responsibility for the accuracy or completeness of the information concerning Parent, the Purchaser, or any of their respective affiliates contained in this Offer to Purchase or the Tender Offer Statement on Schedule TO (“Schedule TO”) or for any failure by Parent, the Purchaser, or any of their respective affiliates to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to the Company.

      This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

      1.     Terms of the Offer. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay for all shares of Common Stock validly tendered prior to the Expiration Date and not properly withdrawn in accordance with Section 4 — “Withdrawal Rights.” The term “Expiration Date” shall mean 12:00 midnight, New York City time, on Tuesday, March 2, 2004, unless and until the Purchaser, in its sole discretion (but subject to the terms of the Merger Agreement and to the applicable rules and regulations of the Commission), shall have extended the period of time during which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire.

      The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition, the HSR Condition and the Financing Condition. The Offer is also conditioned upon the satisfaction of certain other terms and conditions set forth in Section 14 — “Conditions of the Offer.” If these or any of the other conditions referred to in Section 14 — “Conditions of the Offer” are not satisfied or any of the events specified in Section 14 — “Conditions of the Offer” have occurred or are determined by the Purchaser to have occurred prior to the Expiration Date, the Purchaser, subject to the terms of the Merger Agreement, expressly reserves the right (but is not obligated) to (i) decline to purchase any of the shares of Common Stock tendered in the Offer and terminate the Offer, and promptly return all tendered shares of Common Stock to tendering Holders, (ii) waive any conditions to the Offer and, to the extent permitted by the Merger Agreement or applicable law and applicable rules and regulations of the Commission, purchase all shares of Common Stock validly tendered and not properly withdrawn or (iii) subject to the limitations described below, extend the Offer and, subject to the right of a tendering Holder to withdraw its shares of Common Stock until the Expiration Date, retain the shares of Common Stock that have been tendered during the period or periods for which the Offer is extended; provided, however, that the Minimum Condition may not be waived by the Purchaser without the prior written consent of the Company.

      Subject to the terms of the Merger Agreement, and to the applicable rules and regulations of the Commission and applicable law, the Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including upon the occurrence of any of the events specified in Section 14 — “Conditions of the Offer,” by giving notice of such extension to the Depositary and by making a public announcement thereof, provided, however, that, without the consent of the Company, the Expiration Date may not be extended beyond July 31, 2004. During any such extension, all shares of Common Stock previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering Holder to withdraw its shares of Common Stock. See Section 4 — “Withdrawal Rights.”

      Pursuant to the Merger Agreement, the Purchaser has agreed with the Company that it will extend the offer for one ten (10) business day period if, at the expiration of the initial twenty (20) business day Offer period, the only condition to the offer that remains unsatisfied is Minimum Condition. In addition, the Purchaser may, without the consent of the Company, extend the Offer at any time and from time to time (x) if at the then scheduled Expiration Date any of the conditions to the Offer shall not have been satisfied or waived and (y) for any period required by any rule or position of the Commission or its staff applicable to the Offer, provided, however, that, without the consent of the Company, the Expiration Date may not be extended beyond July 31, 2004. Subject to the terms of the Merger Agreement, the applicable rules and regulations of the Commission and applicable law, the Purchaser also expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such shares of Common Stock were theretofore accepted for payment, payment for, any shares of Common Stock if any applicable waiting period under the HSR Act has not expired or been terminated, (ii) to terminate the Offer on any scheduled Expiration Date and not accept for payment any shares of Common Stock if any of the conditions referred to in Section 14 — “Conditions of the Offer” are not satisfied or any of the events specified in Section 14 — “Conditions of the Offer” have occurred, and (iii) to waive any condition (other than the Minimum Condition) or otherwise amend the Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof.

      Without the prior written consent of the Company, the Purchaser will not (i) reduce the number of shares of the Company to be purchased pursuant to the Offer, (ii) reduce the Offer Price, (iii) impose any additional conditions to the Offer, (iv) change the form of consideration payable in the Offer, (v) make any change to the terms of the Offer that is materially adverse in any manner to Holders or (vi) extend the Offer except as set forth in the Merger Agreement.

      If the Purchaser extends the time during which the Offer is open, or if the Purchaser is delayed in its acceptance for payment of or payment for the shares of Common Stock pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer, the Depositary may retain tendered shares of Common Stock on the Purchaser’s behalf and those shares of Common Stock may not be withdrawn except to the extent tendering Holders are entitled to withdrawal rights as described herein under “Section 4 — Withdrawal Rights.” However, the Purchaser’s ability to delay the payment for shares of Common Stock that the Purchaser has accepted for payment is limited by (i) Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer and (ii) the terms of the Merger Agreement, which require that, on the terms and subject to prior satisfaction (or waiver) of the conditions to the Offer, the Purchaser must accept for payment and pay for the shares of Common Stock within the time period required under applicable law.

      Pursuant to Rule 14d-11 of the Exchange Act, after the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, the Purchaser may, subject to certain conditions, include a subsequent offering period (a “Subsequent Offering Period”) pursuant to which the Purchaser may add a period of not less than three (3) nor more than twenty (20) business days to permit additional tenders of shares of Common Stock. The Purchaser may include a Subsequent Offering Period so long as, among other things, (i) the initial twenty (20) business day period of the Offer has expired, (ii) the Offer is for all the outstanding securities of the class that is the subject of the Offer, (iii) the Purchaser accepts and promptly pays for all shares of Common Stock validly tendered during the Offer, (iv) the Purchaser announces the results of the Offer, including the approximate number and percentage of shares of Common Stock deposited in the Offer, no later than 9:00 a.m., New York City time on the next business day after the Expiration Date and immediately begins the Subsequent Offering Period, (v) the Purchaser immediately accepts and promptly pays for shares of Common Stock as they are tendered during the Subsequent Offering Period and (vi) the Purchaser offers the same form and amount of consideration for shares of Common Stock in the Subsequent Offering Period as in the Offer. In addition, the Purchaser may extend the Subsequent Offering Period by any period or periods, provided that the aggregate of business days in the Subsequent Offering Period (including extensions thereof) is not greater than twenty (20). The Purchaser has not at this time made a decision to include or to not include a Subsequent Offering Period. Such decision will be made in the Purchaser’s sole discretion, and there is no assurance that the Purchaser will or will not include such a Subsequent Offering Period. The staff of the Commission has expressed the view that a bidder can decide to provide for a Subsequent Offering Period after the initial offering period has expired if (i) the Offer to Purchase discloses that a Subsequent Offering Period may be included and describes what a Subsequent Offering Period is and (ii) such a Subsequent Offering Period is announced at the same time that the bidder announces the results of the initial offering period. In the event the Purchaser elects to include a Subsequent Offering Period, it will notify Holders in a manner consistent with the requirements of the Commission.

      No withdrawal rights apply to shares of Common Stock tendered in a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to shares of Common Stock tendered in the Offer and accepted for payment. The same consideration will be paid to Holders tendering shares of Common Stock in the Offer or in the Subsequent Offering Period, if one is provided. If the Purchaser commences a Subsequent Offering Period, U.S. federal securities laws require the Purchaser to accept immediately for payment and to promptly pay for all shares of Common Stock tendered in such Subsequent Offering Period.

      The Purchaser acknowledges that (i) Rule 14e-1(c) of the Exchange Act, requires the Purchaser to pay the consideration offered or return the shares of Common Stock tendered promptly after the termination or withdrawal of the Offer and (ii) the Purchaser may not delay acceptance for payment of, or payment for

(except as provided in clause (i) of the fifth preceding paragraph), any shares of Common Stock upon the occurrence of any of the conditions specified in Section 14 — “Conditions of the Offer” without extending the period of time during which the Offer is open.

      If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of or information concerning an Offer, other than a change in price or a change in the percentage of shares of Common Stock sought, will depend upon the facts and circumstances then existing, including the relative materiality of the changed terms or information. With respect to a change in price or a change in the percentage of shares of Common Stock sought, a minimum period of ten (10) business days is generally required to allow for adequate dissemination to Holders and investor response.

      Any extension, delay, termination, waiver or amendment of the Offer or any Subsequent Offering Period will be followed as promptly as practicable by a public announcement thereof by no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes in the information published, sent or given to any Holders in connection with the Offer be promptly disseminated to Holders in a manner reasonably designed to inform them of such changes), and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser has no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a press release to the Dow Jones News Service or as otherwise may be required by applicable law.

      The Company has provided the Purchaser with the Company’s stockholder lists and security position listings in respect of the shares of Common Stock for the purpose of disseminating the Offer to Purchase, the Letter of Transmittal and other relevant materials to Holders. The Offer to Purchase, the Letter of Transmittal and other relevant materials will be mailed to holders of record of shares of Common Stock whose names appear on the Company’s list of holders of shares of Common Stock and will be furnished, for subsequent transmittal to beneficial owners of shares of Common Stock, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the Company’s list of holders of the shares of Common Stock, or, where applicable, who are listed as participants in the security position listing of The Depository Trust Company (“DTC”).

      2.     Acceptance for Payment and Payment for Shares of Common Stock. On the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), the Merger Agreement and applicable law (including Rule 14e-1(c) under the Exchange Act), the Purchaser will purchase, by accepting for payment, and will pay for, all shares of Common Stock validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4 — “Withdrawal Rights”) promptly after the later to occur of (i) the Expiration Date and (ii) the satisfaction or waiver of the conditions set forth in Section 14 — “Conditions of the Offer,” including, but not limited to, the regulatory conditions specified in Section 15 — “Certain Legal Matters; Regulatory Approvals.” Subject to applicable rules of the Commission and the terms of the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or payment for, shares of Common Stock, pending receipt of any regulatory approval. If, following acceptance for payment of shares of Common Stock, the Purchaser asserts such regulatory approvals as a condition and does not promptly pay for shares of Common Stock tendered, the Purchaser will promptly return such shares of Common Stock.

      In all cases, payment for shares of Common Stock accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such shares of Common Stock (the “Certificates”) or timely confirmation of a book-entry transfer (a “Book-Entry Confirmation”) of such shares of Common Stock into the Depositary’s account at DTC (the “Book-Entry Transfer Facility”), pursuant to the procedures set forth in Section 3 — “Procedures for Tendering Shares,” (ii) the Letter of Transmittal (or a copy thereof), properly completed and duly executed with any required signature guarantees, or an Agent’s Message (as defined below) in connection with a book-entry transfer and (iii) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions thereof and of this Offer to Purchase.

      The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary forming a part of a Book-Entry Confirmation system, which states that the Book-Entry Transfer Facility has received an express acknowledgment from a participant in the Book-Entry Transfer Facility tendering the shares of Common Stock that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

      For purposes of the Offer, the Purchaser will be deemed to have accepted for payment (and thereby purchased) shares of Common Stock validly tendered and not properly withdrawn if, as and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such shares of Common Stock. On the terms and subject to the conditions of the Offer, payment for shares of Common Stock accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor as soon as practicable after the Expiration Date, with the Depositary which will act as agent for tendering Holders for the purpose of receiving payments from the Purchaser and transmitting payments to such tendering Holders whose shares of Common Stock have been accepted for payment. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE OFFER PRICE BE PAID BY THE PURCHASER, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT OR EXTENSION OF THE EXPIRATION DATE. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering Holders, the Purchaser’s obligation to make such payment shall be satisfied, and tendering Holders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of shares of Common Stock pursuant to the Offer.

      If any tendered shares of Common Stock are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more shares of Common Stock than are tendered, Certificates evidencing shares of Common Stock not purchased will be returned, without expense to the tendering Holder (or, in the case of shares of Common Stock tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3 — “Procedures for Tendering Shares of Common Stock,” such shares of Common Stock will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

      If, prior to the Expiration Date, the Purchaser increases the consideration to be paid per share of Common Stock pursuant to the Offer, the Purchaser will pay such increased consideration for all such shares of Common Stock purchased pursuant to the Offer, whether or not such shares of Common Stock were tendered prior to such increase in consideration.

      3.     Procedures for Tendering Shares of Common Stock.

      Valid Tender of Shares of Common Stock. In order for shares of Common Stock to be validly tendered pursuant to the Offer, a Holder must, prior to the Expiration Date, either (i) deliver to the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase (a) a properly completed and duly executed Letter of Transmittal (or a copy thereof) with any required signature guarantees, (b) the Certificates to be tendered and (c) any other documents required to be included with the Letter of Transmittal under the terms and subject to the conditions thereof and of this Offer to Purchase, (ii) cause such Holder’s broker, dealer, commercial bank, trust company or custodian to tender applicable shares of Common Stock pursuant to the procedures for book-entry transfer described below or (iii) comply with the guaranteed delivery procedures described below.

      The method of delivery of the shares of Common Stock, Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering Holder and the delivery will be deemed made only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

      Book-Entry Transfer. The Depositary will establish an account with respect to the shares of Common Stock at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry delivery of shares of Common Stock by (i) causing such securities to be transferred in accordance with the Book-Entry Transfer Facility’s procedures into the Depositary’s account and (ii) causing the Letter of Transmittal to be delivered to the Depositary by means of an Agent’s Message. Although delivery of shares of Common Stock may be effected through book-entry transfer, either the Letter of Transmittal (or manually signed copy thereof), properly completed and duly executed, together with any required signature guarantees, or any Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be transmitted to and received by the Depositary prior to the Expiration Date at one of its addresses set forth on the back cover of this Offer to Purchase, or the tendering Holder must comply with the guaranteed delivery procedures described below. Delivery of the Letter of Transmittal and other required documents or instructions to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

      Signature Guarantee. All signatures on a Letter of Transmittal must be guaranteed by a financial institution (including most banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program or the Stock Exchange Medallion Program (each, an “Eligible Institution”), unless the shares of Common Stock tendered thereby are tendered (i) by the registered holder(s) (which term, for purposes of this document, shall include any participant in the Book-Entry Transfer Facility whose name appears on a security position listing as the owner of shares of Common Stock) of shares of Common Stock who has not completed the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 to the Letter of Transmittal.

      If a Certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Certificate not accepted for payment or not tendered is to be returned to a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed as described above. See Instructions 1, 5 and 7 to the Letter of Transmittal.

      Guaranteed Delivery. If a Holder desires to tender shares of Common Stock pursuant to the Offer and such Holder’s Certificates are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such shares of Common Stock may nevertheless be tendered if all the following conditions are satisfied:

(i) such tender is made by or through an Eligible Institution;

(ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary as provided below prior to the Expiration Date; and

(iii) the Certificates for all tendered shares of Common Stock in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a copy thereof) with any required signature guarantee (or, in the case of a book-entry transfer, a Book-Entry Confirmation along with an Agent’s Message) and any other documents required by such Letter of Transmittal, are received by the Depositary within three trading days of The Nasdaq National Market (“Nasdaq”) after the date of execution of the Notice of Guaranteed Delivery. A trading day is when Nasdaq is open for business.

      Any Notice of Guaranteed Delivery may be delivered by hand to the Depositary or transmitted by facsimile transmission, or by mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. In the case of shares of Common Stock held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility.

      Other Requirements. Notwithstanding any other provision hereof, payment for shares of Common Stock accepted for payment pursuant to the Offer will, in all cases, be made only after timely receipt by the Depositary of (i) Certificates evidencing such shares of Common Stock or a Book-Entry Confirmation of the delivery of such shares of Common Stock, (ii) a properly completed and duly executed Letter of Transmittal or a copy thereof with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering Holders may be paid at different times depending upon when Certificates for shares of Common Stock or Book-Entry Confirmations with respect to shares of Common Stock are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

      Determination of Validity. All questions as to the validity, form, eligibility (including, but not limited to, time of receipt) and acceptance for payment of any tendered shares of Common Stock pursuant to any of the procedures described above will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders of any shares of Common Stock determined by it not to be in proper form or if the acceptance for payment of, or payment for, such shares of Common Stock may, in the opinion of the Purchaser’s counsel, be unlawful. The Purchaser also reserves the right, in its sole discretion, subject to the terms of the Merger Agreement, to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to shares of Common Stock of any particular Holder, whether or not similar defects or irregularities are waived in the case of other Holders. No tender of shares of Common Stock will be deemed to have been validly made until all defects and irregularities have been cured or waived.

      Subject to the terms of the Merger Agreement, the Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

      Appointment as Proxy. By executing a Letter of Transmittal (or delivering an Agent’s Message) as set forth above, a tendering Holder irrevocably appoints each designee of the Purchaser as attorney-in-fact and proxy of such Holder, with full power of substitution, to vote the shares of Common Stock as described below in such manner as each such attorney-in-fact and proxy (or any substitute thereof) shall deem proper in its sole discretion, and to otherwise act (including pursuant to written consent) to the full extent of such Holder’s rights with respect to the shares of Common Stock (and any and all dividends, distributions, rights, or other securities issued or issuable in respect of such shares of Common Stock on or after February 3, 2004 (collectively, the “Distributions”)) tendered by such Holder and accepted for payment by the Purchaser prior to the time of such vote or action. All such proxies and powers of attorney shall be considered coupled with an interest in the tendered shares of Common Stock and shall be irrevocable and are granted in consideration of, and are effective upon, the acceptance for payment of such shares of Common Stock and all Distributions in accordance with the terms of the Offer. Except as provided in the Tender Agreement, such acceptance for payment by the Purchaser shall revoke, without further action, any other proxy or power of attorney granted by such Holder at any time with respect to such shares of Common Stock and all Distributions and no subsequent proxies or powers of attorney may be given (or, if given, will not be deemed effective) with respect thereto by such Holder. The designees of the Purchaser will, with respect to the shares of Common Stock for which the appointment is effective, be empowered to exercise all voting, and other rights of such Holder as they in their sole discretion may deem proper at any annual, special adjourned or postponed meeting of the Company’s stockholders, by written consent or otherwise, and, except as provided in the Tender Agreement, the Purchaser reserves the right to require that, in order for shares of Common Stock or any Distributions to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such shares of Common Stock, the Purchaser must be able to exercise all rights (including, without limitation, all voting rights and rights of conversion) with respect to such shares of Common Stock and receive all Distributions.

      Backup Withholding. Under United States federal income tax law, the amount of any payments made by the Depositary to Holders (other than corporate and certain other exempt Holders that establish their exemption) pursuant to the Offer may be subject to backup withholding tax at a rate of 28%. To avoid such backup withholding tax with respect to payments pursuant to the Offer, a non-exempt, tendering “U.S. Holder” (as defined in Section 5 — “Certain United States Federal Income Tax Consequences”) must provide the Depositary with such Holder’s correct taxpayer identification number (“TIN”) and certify under penalty of perjury that (i) the TIN provided is correct (or that such Holder is awaiting a TIN) and (ii) such Holder is not subject to backup withholding tax by completing the Substitute Form W-9 included as part of the Letter of Transmittal. If backup withholding applies with respect to a Holder or if a Holder fails to deliver a completed Substitute Form W-9 to the Depositary or otherwise establish an exemption, the Depositary is required to withhold 28% of any payments made to such Holder. See Section 5 — “Certain United States Federal Income Tax Consequences” of this Offer to Purchase and the information set forth under the heading “Important Tax Information” contained in the Letter of Transmittal.

      The Purchaser’s acceptance for payment of the shares of Common Stock tendered pursuant to the Offer will constitute a binding agreement between the tendering Holder and the Purchaser on the terms and subject to the conditions of the Offer.

      4.     Withdrawal Rights. Tenders of shares of Common Stock made pursuant to the Offer are irrevocable except that such shares of Common Stock may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the offer, may also be withdrawn at any time after April 2, 2004, or at such later time as may apply if the Offer is extended beyond that date (excluding any Subsequent Offering Period). If the Purchaser provides a Subsequent Offering Period, no withdrawal rights will apply to shares of Common Stock tendered during such Subsequent Offering Period or to shares of Common Stock previously tendered in the Offer and accepted for payment.

      If the Purchaser extends the initial offering period (but not the Subsequent Offering Period, if any), is delayed in its acceptance for payment of shares of Common Stock, or is unable to accept shares of Common Stock for payment pursuant to the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer but subject to the Purchaser’s obligations under the Exchange Act, the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered shares of Common Stock, and such shares of Common Stock may not be withdrawn except to the extent that tendering Holders are entitled to withdrawal rights as described in this Section 4 — “Withdrawal Rights.” Any such delay will be an extension of the Offer to the extent required by law.

      For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to shares of Common Stock must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the shares of Common Stock to be withdrawn, the number of shares of Common Stock to be withdrawn and the name of the registered holder of the shares of Common Stock, if different from that of the person who tendered such shares of Common Stock. If Certificates evidencing shares of Common Stock to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such shares of Common Stock have been tendered for the account of an Eligible Institution. Shares of Common Stock tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 — “Procedures for Tendering Shares of Common Stock,” may be withdrawn only by means of the withdrawal procedures made available by the Book-Entry Transfer Facility, must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn shares of Common Stock and must otherwise comply with the Book-Entry Transfer Facility’s procedures.

      Withdrawals of tendered shares of Common Stock may not be rescinded without the Purchaser’s consent and any shares of Common Stock properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of Parent, the Purchaser, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

      However, any shares of Common Stock properly withdrawn may be re-tendered at any time prior to the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Tendering Shares of Common Stock.”

      5.     Certain United States Federal Income Tax Consequences. The receipt of cash for shares of Common Stock pursuant to the Offer or the Merger by a U.S. Holder (as defined below) will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. For purposes of this discussion, a “U.S. Holder” is a beneficial owner of shares of Common Stock who for U.S. federal income tax purposes is (i) a citizen or resident of the U.S., (ii) a corporation or partnership organized in or under the laws of the U.S. or any State thereof (including the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, (iv) a trust if such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (v) a trust (a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more U.S. persons have the authority to control.

      If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds shares of Common Stock, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor as to its tax consequences.

      In general, a U.S. Holder will recognize a gain or loss for United States federal income tax purposes equal to the difference, if any, between the amount realized from the disposition of shares of Common Stock and such U.S. Holder’s adjusted tax basis in such shares of Common Stock. Assuming that the shares of Common Stock constitute a capital asset in the hands of the U.S. Holder, such gain or loss will be capital gain or loss. In the case of a noncorporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to such gain will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than certain dividends) if such U.S. Holder’s holding period for such shares of Common Stock exceeds one year. The deductibility of capital losses is subject to limitations.

      The foregoing discussion may not be applicable to certain types of Holders, including Holders who acquired shares of Common Stock pursuant to the exercise of stock options or otherwise as compensation, Holders that are not U.S. Holders and Holders that are otherwise subject to special tax rules, such as financial institutions, insurance companies, dealers or traders in securities or currencies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt entities, persons that hold shares of Common Stock as a position in a “straddle” or as part of a “hedging” or “conversion” transaction for tax purposes and persons that have a “functional currency” other than the United States dollar.

      Backup Withholding Tax. As noted in Section 3 — “Procedures for Tendering Shares of Common Stock,” a Holder (other than an “exempt recipient,” including a corporation, a non-U.S. Holder that provides appropriate certification (if the payor does not have actual knowledge that such certificate is false) and certain other persons) that receives cash in exchange for shares of Common Stock may be subject to U.S. federal backup withholding tax at a rate equal to 28%, unless such Holder provides its TIN and certifies that such Holder is not subject to backup withholding tax by submitting a completed Substitute Form W-9 to the Depositary. Accordingly, each U.S. Holder should complete, sign and submit the Substitute Form W-9 included as part of the Letter of Transmittal in order to avoid the imposition of such backup withholding tax.

      The U.S. federal income tax discussion set forth above is included for general information and is based upon income tax laws, regulations, rulings and decisions currently available and now in effect, all of which are subject to change (possibly retroactively). Holders are urged to consult their tax advisors with respect to the specific tax consequences of the Offer or the Merger to them, including the application and effect of the alternative minimum tax and state, local and foreign tax laws.

      6.     Price Range of Shares of Common Stock. The shares of Common Stock are listed and traded on Nasdaq under the symbol “TNTX”. The table below sets forth, for the periods indicated, the quarterly high and low trading prices of the shares of Common Stock on Nasdaq:

	High	Low

Year Ended December 31, 2002
First Quarter	$3.75	$3.05
Second Quarter	3.92	2.58
Third Quarter	3.60	2.35
Fourth Quarter	3.05	1.99
Year Ending December 31, 2003
First Quarter	$2.12	$1.11
Second Quarter	2.29	1.20
Third Quarter	3.36	1.75
Fourth Quarter	4.76	2.65
Year Ending December 31, 2004
First Quarter (through February 2, 2004)	$4.58	$3.72

Source:	Company’s Annual Report on Form 10-K filed with the Commission on March 31, 2003 (other than year 2003 and year 2004 data which source is Bloomberg).

      On January 22, 2004, the last full trading day prior to the public announcement of the Offer, the reported closing sales price of the shares of Common Stock on Nasdaq was $4.19 per share. On February 2, 2004, the last full trading day prior to the date of this Offer to Purchase, the closing price of the shares of Common Stock was $4.57 per share. Holders are urged to obtain current and historical market quotations for the shares of Common Stock.

      The Company has never declared or paid any cash dividends on its capital stock. The Company’s future dividend policy will depend upon the Company’s capital requirements, results of operations, financial condition and other factors as the Board of Directors of the Company deems relevant. Further, the payment of cash dividends is restricted by covenants in the Company’s existing bank credit facility, which provides for a maximum credit availability of $31 million. The Merger Agreement prohibits the Company from declaring, setting aside or paying any dividends, except pursuant to the exercise of any currently outstanding options or warrants of the Company, until the Effective Date of the Merger without the prior written consent of Parent.

      7.     Certain Information Concerning the Company.

      The Company. Except as otherwise stated in this Offer to Purchase, the information concerning the Company contained in this Offer to Purchase, including financial information, has been taken from or is based upon publicly available documents and records on file with the Commission and other public sources. Neither Parent nor the Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information but which are unknown to Parent or the Purchaser.

      The Company, headquartered in Carrollton, Texas, provides telecommunications products and services, including security enhanced call processing, call validation and billing, for inmate calling. The Company provides its corrections-related products and services to more than 1,400 private, local, county and state correctional facilities in the United States and Canada. The Company delivers these products and services through contracts with various telecommunications service providers, including Verizon, AT&T, SBC Communications, Sprint and Qwest, and through direct contracts with correctional facilities. As of December 31, 2002, the Company employed 456 people in 35 states.

      The Company was incorporated in Delaware on August 21, 1986 under the name of Tele-Matic Corporation. In 1995, the company changed its name to T-NETIX, Inc. The address of the principal executive offices of the Company is 2155 Chenault Drive, Suite 410, Carrollton, Texas 75006. The telephone number of the Company at such offices is (972) 241-1535.

      Capital Structure. The authorized capital of the Company consists of (i) 70,000,000 shares of Common Stock and (ii) 10,000,000 shares of Preferred Stock. As of January 22, 2004, no shares of Preferred Stock were outstanding.

(a) Common Stock. As of January 22, 2004, the Company had 15,052,210 shares of Common Stock outstanding. As of January 22, 2004, no shares of any other class of the capital stock of the Company were outstanding.

(b) Options. The Company has three stock option plans whereby it grants stock options to certain current directors, officers and key employees. As of January 22, 2004, these options were currently exercisable into 2,091,764 shares of Common Stock.

(c) Warrants. As of January 22, 2004, the Company had 645,924 shares of Common Stock reserved for issuance pursuant to outstanding warrants to purchase shares of Common Stock.

T-NETIX

SELECTED FINANCIAL DATA

      Set forth below is certain selected financial information relating to the Company and its subsidiaries which has been excerpted or derived from the financial statements contained in the Company’s Annual Report on Form 10-K for the year ended December 31, 2002. More comprehensive financial information is included in the report and other documents filed by the Company with the Commission. The financial information that follows is qualified in its entirety by reference to the report and other documents, including the financial statements and related notes contained therein. The report and other documents may be inspected at, and copies may be obtained from, the same places and in the manner set forth under “Available Information.”

	Year Ended December 31,

	2002	2001	2000

	(Amounts in thousands, except per share
	and share amounts)
Statement of Operations Data:
Total revenue	$119,810	$117,759	$103,182
Total costs and expenses	114,586	112,072	99,160

Operating income	5,224	5,687	4,022
Interest and other expense, net	2,671	2,446	2,413

Income from continuing operations before income taxes	2,553	3,241	1,609
Income tax expense	(180)	(735)	—

Net income from continuing operations	2,373	2,506	1,609
Loss from discontinued operations	(308)	(2,346)	(1,977)
Impairment of assets of discontinued operations	—	(1,125)	—
Net income (loss) applicable to common stockholders	$2,065	$(2,042)	$(1,630)
Diluted income (loss) per common share	$0.13	$(0.14)	$(0.12)

Shares used in computing diluted income (loss) per common share	15,363	15,050	13,280

Balance Sheet Data:
Total assets	$66,657	$62,780	$71,492
Working capital (deficit)	9,118	(17,108)	225
Total debt	22,785	22,404	31,661
Total liabilities	39,597	38,288	46,903
Stockholders’ equity	27,060	24,492	23,226

      All periods reflect the operating results of the Company’s SpeakEZ voice verification division as discontinued operations in the consolidated financial statements. SpeakEZ assets were sold in July 2002 and the Company retained a license to use the technology in its corrections business.

CERTAIN FORECASTS AND ADDITIONAL FINANCIAL DATA FOR THE COMPANY

      Prior to entering into the Merger Agreement, Parent received from the Company certain information that Parent and the Purchaser believe was not and is not publicly available, including certain forecasted financial data for the years 2004 through 2008 (the “Forecasts”) and preliminary unaudited financial data for the year ended December 31, 2003 (the “Additional Financial Data”). The Company neither regularly prepares nor publicly discloses forecasts, and the Forecasts were not prepared with a view to public disclosure or in the ordinary course of the Company’s business. The material portions of such information are included in this Offer to Purchase for the limited purpose of giving Holders access to financial forecasts that were made available to Parent and the Purchaser in connection with the Merger Agreement and the Offer. The material aspects of the Forecasts and Additional Financial Data provided to Parent and the Purchaser are summarized below.

      Forecasts.

	2003		2004E	2005E	2006E	2007E	2008E

	(Dollar amounts in millions)
Net Revenues	$117.3		$122.2	$148.7	$174.5	$192.8	$210.5
% Growth			4.2%	21.7%	17.4%	10.5%	9.2%
Operating Income	2.9	(1)	10.3	19.2	26.6	32.3	37.3
Net Income	6.4		4.2	14.8	21.7	26.7	31.1
EBITDA	15.3	(1)	20.9	29.4	36.0	40.8	45.2
% Margin	13.0%		17.1%	19.8%	20.6%	21.2%	21.5%
Selling general and administrative expenses	22.6		21.3	20.8	21.3	21.6	22.2
% of Revenues	19.3%		17.4%	14.0%	12.2%	11.2%	10.5%

(1)	Excludes non-recurring items.

      Additional Financial Data. The Company informed Parent and the Purchaser that it had (i) operating income of approximately $2.9 million in 2003 and (ii) net income of approximately $6.4 million in 2003. The Company also informed Parent and the Purchaser that its earnings before interest, tax, depreciation, and amortization (“EBITDA”) was approximately $15.3 million in 2003.

      Basis of Forecasts; Assumptions. Parent and the Purchaser have been advised by the Company that the Forecasts were prepared without taking into account any adjustments for inflation. In addition, Parent and the Purchaser have been advised by the Company that the Forecasts were based on an assumed growth in the inmate call services industry of 4% to 6% each year.

      Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and is required to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company’s directors and officers, their remuneration, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements filed with the Commission. These reports, proxy statements and other information should be available for inspection at the public reference facilities of the Commission located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material may also be obtained by mail, upon payment of the Commission’s customary fees, from the Commission’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549. Electronic filings filed through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), including those made by or in respect of the Company, are publicly available through the Commission’s home page on the Internet at http://www.sec.gov.

8.	Certain Information Concerning HIG, Parent and the Purchaser.

      HIG Funds. H.I.G.-TNetix, Inc. is a company organized under the laws of the Cayman Islands (“HIG TNetix”). HIG TNetix has been formed solely for the purpose of the Offer and the Merger and does not conduct any unrelated business activities. HIG TNetix currently owns all of the outstanding stock of Parent. H.I.G. Capital Partners III, L.P. is a private investment fund organized as a limited partnership under the laws of the State of Delaware (“HIG CP III”) that makes investments identified by its affiliates. HIG CP III owns 86.7% of the outstanding capital stock of HIG TNetix. HIG CP III has $392.3 million of committed capital, of which approximately $52,620,000 was invested at the end of 2003. H.I.G. Investment Group III, L.P. (“HIG IG III”) is a private investment fund organized as a limited partnership under the laws of the Cayman Islands. HIG IG III owns 8.3% of the outstanding capital stock of HIG TNetix. HIG IG III has $37.7 million of committed capital, of which approximately $5 million was invested at the end of 2003. The remaining 5% of HIG TNetix’s capital stock is held by individual investors. HIG TNetix, HIG CP III and HIG IG III are collectively referred to herein as “HIG.” The HIG entities are all affiliates of each other.

      The principal executive offices of HIG are located at 1001 Brickell Bay Drive, 27th Floor, Miami, FL 33131, and HIG’s telephone number is (305) 379-2322. Information concerning the officers and directors of HIG TNetix and the general partners of HIG CP III and HIG IG III is set forth on Schedule I of this Offer to Purchase.

      TZ Holdings, Inc. and TZ Acquisition, Inc. Parent and the Purchaser, a wholly owned subsidiary of Parent, have been formed solely for the purpose of the Offer and the Merger and neither conducts any unrelated business activities. HIG TNetix currently owns, and as of the Offer Completion Date will own, all of the outstanding stock of Parent. As such, HIG TNetix will have the ability to designate a majority of the Board of Directors of Parent. Except as set forth herein, neither HIG TNetix nor any of its executive officers, directors, general partners or controlling affiliates currently has any other relationship with Parent or the Purchaser. The principal executive offices of Parent and the Purchaser are located at the offices of HIG, and their telephone numbers are (305) 379-2322. Information concerning the directors and executive officers of Parent and the Purchaser is set forth on Schedule I of this Offer to Purchase.

      During the last five years, none of Parent, the Purchaser or HIG or, to the best of their knowledge, any of the persons listed on Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

      Except as described in this Offer to Purchase (i) none of Parent, the Purchaser or HIG or, to the best of their knowledge, any associate or majority-owned subsidiary of Parent, the Purchaser or HIG, or, to the best of their knowledge, any associate or majority-owned subsidiary of any of the persons listed on Schedule I to this Offer to Purchase, beneficially owns or has any right to acquire, directly or indirectly, any equity securities of the Company and (ii) none of Parent, the Purchaser or HIG or, to the best of their knowledge, any of the persons listed on Schedule I to this Offer to Purchase has effected any transaction in such equity securities during the past 60 days. The Purchaser, Parent and HIG disclaim beneficial ownership of any shares of Common Stock owned by any pension plans of Parent, the Purchaser or HIG or any pension plans of any associate or majority-owned subsidiary of Parent, the Purchaser or HIG.

      Except as described in this Offer to Purchase, none of Parent, the Purchaser, or HIG or, to the best of their knowledge, any of the persons listed on Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, during the past two years, none of Parent, the Purchaser, or HIG or, to the best of their knowledge, any of the persons listed on Schedule I to this Offer to Purchase has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years, there have been no contacts, negotiations or transactions between any of Parent, the Purchaser, HIG or any of their subsidiaries or, to the best knowledge of Parent, the Purchaser or HIG, any of the persons listed on Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

      Available Information. Parent, the Purchaser and HIG are privately-held entities and are not generally subject to the information filing requirements of the Exchange Act, and are not generally required to file reports, proxy statements or other information with the Commission relating to their respective businesses, financial condition and other matters. However, pursuant to Rule 14d-3 under the Exchange Act, the Purchaser, Parent and HIG filed with the Commission a Schedule TO, together with exhibits, including this Offer to Purchase and the Merger Agreement, which provides certain additional information with respect to the Offer. The Schedule TO and any amendments thereto, including exhibits, should be available for inspection and copies should be obtainable at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such information should also be obtainable (i) by mail, upon payment of the Commission’s customary charges, by writing to the Commission’s principal office at 450 Fifth Street, N.W., Washington, D.C. 20549 and (ii) by accessing the Commission’s website on the Internet at http://www.sec.gov.

9.	Source and Amount of Funds.

      The aggregate amount of funds required by Parent to (i) purchase all of the outstanding shares of Common Stock pursuant to the Offer, (ii) refinance existing indebtedness of the Company, (iii) provide financing for the Company’s ongoing working capital needs and (iv) pay fees and expenses relating to the Offer and the Merger is expected to be approximately $85 million (the “Transaction Financing”), of which up to a maximum of approximately $69.2 million could be required to purchase all of the outstanding shares of Common Stock pursuant to the Offer. The Parent and the Company currently intend to obtain all such funds through a combination of (i) debt financing in an aggregate principal amount of up to $76 million to be provided by one or more groups of lenders (as described below), (ii) equity financing in an aggregate amount of approximately $20 million to be provided by HIG (see Section 8 — “Certain Information Concerning HIG, Parent and the Purchaser”).

      Senior Financing Commitment.

      Permanent Financing Commitment. HIG has received a Permanent Financing Commitment Letter from Dymas Capital Management Company, LLC, on behalf of Dymas Funding Company, LLC and its affiliates (collectively, “Dymas”), reflecting the understanding between the parties to come into effect in the event that, following the Offer, the Purchaser shall own at least 90% of the Common Stock of the Company. Pursuant to the Permanent Financing Commitment Letter, Dymas has agreed to provide $50 million towards the Transaction Financing (the “Permanent Financing”), and to structure, arrange and syndicate the Facilities (as defined below). A copy of the Permanent Financing Commitment Letter is attached as Exhibit (b)(1) hereto.

      It is intended that, should the Permanent Financing come into effect, the Permanent Financing will include (i) a four-year senior secured revolving loan facility with a commitment amount of $14 million to be made available to the Company (the “Permanent Financing Revolver”), (ii) a four-year senior secured term loan with a principal amount of $17 million to be made available to the Company (“Term Loan A”) and (iii) a four-year senior secured term loan with a principal amount of $19 million to be made available to the Company (“Term Loan B”).

      With respect to the Permanent Financing, at the Company’s option, borrowings under the Permanent Financing Revolver will bear interest at either the Base Rate plus 3.5% or at the London Interbank Offered Rate (“LIBOR”) (as defined below) plus 4.75%. Borrowings under Term Loan A will bear interest at either the Base Rate plus 3.5% or at the LIBOR rate plus 4.75%. Borrowings under Term Loan B will bear interest at either the Base Rate plus 4.0% or at the LIBOR rate plus 5.25%. Interest on the Base Rate Loans will be equal to the higher of (i) the rate of interest publicly announced from time to time by JP Morgan Chase Bank in New York, New York as its reference rate, Base Rate or prime rate, and (ii) the Federal Funds Rate, plus 0.5% per annum. All interest and fees will be computed on the basis of a year of 360 days for the actual days elapsed. After the occurrence and during the continuance of an event of default, at Dymas’ request, interest on the Permanent Financing amounts may be increased by 2.0% per annum and would be payable on demand.

      The Permanent Financing will be secured by a perfected security interest in, and lien on, all now owned or hereafter acquired property and assets of the Company, it subsidiaries, and Parent, and a perfected pledge of 100% of the capital stock and other equity securities of the Company and its subsidiaries. All such security interests and liens will be first priority, subject to no other lien, security interest, charge or encumbrance, except as set forth in the Definitive Financing Agreements to be entered into by the parties. Parent and each of the Company’s direct and indirect domestic, wholly owned subsidiaries will unconditionally guarantee, on a joint and several basis, all of the obligations of the Company under the Permanent Financing.

      Term Loan A will mature four years from the execution of the Definitive Financing Agreements, and will amortize in increasing annual installments over the amortization period with the $8,000,000 balance to be paid at the end of the final year. Term Loan B will mature four years from the execution of the Definitive Financing Agreements and will amortize over the amortization period with the $18,430,000 balance to be paid at the end of the final year.

      The commitments in respect of the Permanent Financing are contingent upon the negotiation and execution of Definitive Financing Agreements on terms reasonably satisfactory to Dymas and Parent. The Definitive Financing Agreements relating to the Permanent Financing is expected to contain customary representations and warranties, covenants, requirements for mandatory prepayment, events of default and conditions. Parent has agreed to pay certain expenses of, and provide customary indemnities for each of the joint lead arrangers. Set forth below is a summary of the material conditions to the Permanent Financing: (i) satisfaction with the legal structure and documentation of the transactions, including the Merger, and after giving effect thereto (including the acquisition of stock directly from the Company), HIG and any other co-investors, will own 90% of the stock of the Company. Immediately after the consummation of the Merger, the Purchaser shall merge with and into the Company, with the Company as the surviving corporation; (ii) the ratio of Senior Debt (defined as outstanding balance of the Permanent Financing plus the outstanding balance of all other senior indebtedness including without limitations the face amount of letters of credit) to trailing twelve-month pro forma adjusted EBITDA at the date of the execution of the Definitive Financing Agreements (the “Closing Date”) shall be satisfactory to Dymas. The ratio of Total Debt to trailing twelve-month pro forma adjusted EBITDA at the Closing Date shall be satisfactory to Dymas. Pro forma adjusted EBITDA is defined as EBITDA adjusted for underwriteable addbacks and extraordinary or one-time events, in each instance, acceptable to Dymas; (iii) the Company shall have a minimum trailing twelve-month pro forma adjusted EBITDA as of the Closing Date satisfactory to Dymas subject to such add-backs to be mutually agreed upon by Dymas and HIG; (iv) not more than $5.5 million shall be funded under the Permanent Financing Revolver (such specific funding amount subject to working capital fluctuations to be discussed and mutually agreed upon), and the Company shall have, on the Closing Date, a minimum unused but available borrowing capacity under the Permanent Financing Revolver of not less than $3.0 million, in each instance, after (A) giving effect to the initial loans made on the Closing Date, (B) existing letters of credit, and (C) the payment of all fees and expenses related to the Permanent Financing; (v) satisfaction by Dymas, in its sole discretion, with the capital structure of Parent, the Company and its subsidiaries, and the terms of any outstanding indebtedness, including any subordinated indebtedness issued to facilitate this transaction, and of the ability of Dymas to exercise remedies; (vi) satisfaction by Dymas, in its sole discretion, with any indebtedness due and owing by the Company to any affiliate (including, without limitation, the indebtedness due and owing to the seller), which indebtedness shall be subordinated to the obligations of the Company with respect to the Permanent Financing pursuant to a subordination agreement in form and substance satisfactory to Dymas, (vii) cash equity of not less than $20.0 million of the

Company’s pro forma capitalization invested by HIG and its co-investors; (viii) unsecured subordinated indebtedness of not more than $26.0 million of the Company’s pro forma capitalization invested by a third-party acceptable to Dymas, such acceptance not to be unreasonably withheld; (ix) no claim, action, suit, investigation, litigation or proceeding, pending or threatened in any court or before any arbitrator or governmental instrumentality, that relates to the Permanent Financing, the acquisition, the Merger, or that, in the opinion of Dymas, has any reasonable likelihood of having a material adverse effect on the business, operations, performance, assets, properties, liabilities, condition (financial or otherwise) or prospects of any borrower; (x) no Material Adverse Change, or development that Dymas considers reasonably likely to result in a Material Adverse Change; (xi) evidence satisfactory to Dymas of the absence of any other liens on the collateral described herein, other than such liens previously mentioned or approved by Dymas in its sole discretion; (xii) satisfaction of Dymas, in its reasonable discretion, with the acquisition documents for the Company (it being agreed, however, that the text of the Agreement and Plan of Merger dated as of January 22, 2004, a copy of which has been provided to Dymas, is satisfactory to Dymas); (xiii) the Company shall have obtained all required licenses, approvals, waivers and consents, governmental and otherwise in connection with the Permanent Financing and the related transactions to be consummated on the Closing Date, all of which shall remain in full force and effect; (xiv) insurance satisfactory to Dymas, such insurance with respect to the collateral to name Dymas as loss payee; and (xv) execution and delivery of agreements, instruments and other documents as Dymas may determine are appropriate for the transactions contemplated by the parties, in each case in form and substance satisfactory to Dymas, and satisfaction of the conditions precedent contained therein.

      Bridge Financing Commitment. HIG has received a Bridge Financing Commitment Letter from Dymas Capital Management Company, LLC, on behalf of Dymas Funding Company, LLC and its affiliates (collectively, “Dymas”), reflecting the understanding between the parties to come into effect in the event that, following the Offer, HIG and its affiliates own at least 50% of the Common Stock of the Company. Pursuant to the Bridge Financing Commitment Letter, Dymas has agreed to provide $34 million towards the Transaction Financing (the “Bridge Financing”), and to structure, arrange and syndicate the Facilities. A copy of the Bridge Financing Commitment Letter is attached as Exhibit (b)(2) hereto.

      It is intended that, should the Bridge Financing come into effect, the Bridge Financing will include (i) a six-month senior secured revolving loan facility with a commitment amount of $14 million to be made available to the Company (the “Bridge Financing Revolver”) and (ii) a six-month senior secured term loan with a principal amount of up to $20 million to be made available to the Company (“Term Loan C”).

      With respect to the Bridge Financing, borrowings under the Bridge Financing Revolver will bear interest at the Base Rate plus 2.0%. Borrowings under Term Loan C will bear interest at the Base Rate plus a base rate margin increasing on a monthly basis from 4.0% for Month 1 to 7.0% for Month 6. Interest on the Base Rate Loans will be equal to the higher of (i) the rate of interest publicly announced from time to time by JP Morgan Chase Bank in New York, New York as its reference rate, Base Rate or prime rate, and (ii) the Federal Funds Rate, plus 0.5% per annum. All interest and fees will be computed on the basis of a year of 360 days for the actual days elapsed. After the occurrence and during the continuance of an event of default, at Dymas’ request, interest on the Bridge Financing amounts may be increased by 2.0% per annum and would be payable on demand.

      The Bridge Financing will be secured by a perfected security interest in, and lien on, all now owned or hereafter acquired property and assets of the Company, it subsidiaries, and Parent, and a perfected pledge of 100% of the capital stock and other equity securities of the Company and its subsidiaries. All such security interests and liens will be first priority, subject to no other lien, security interest, charge or encumbrance, except as set forth in the Definitive Financing Agreements to be entered into by the parties.

      Term Loan C will be payable in one installment of principal at the earlier of (i) six months after the parties have executed the Definitive Financing Agreements, or (ii) the consummation of the Merger of the Purchaser into the Company.

      The commitments in respect of the Bridge Financing are contingent upon the negotiation and execution of Definitive Financing Agreements on terms reasonably satisfactory to Dymas, HIG and Parent. The

Definitive Financing Agreements relating to the Bridge Financing is expected to contain customary representations and warranties, covenants, requirements for mandatory prepayment, events of default and conditions. Parent has agreed to pay certain expenses of, and provide customary indemnities for each of the joint lead arrangers. Set forth below is a summary of the material conditions to the Bridge Financing: (i) satisfaction with the legal structure and documentation of the transactions, including the acquisition of the Company, and after giving effect thereto the Purchaser will own more than 50% of the stock of the Company and in no event stock representing less than voting control of the Company; (ii) the Company shall have a minimum trailing twelve-month pro forma adjusted EBITDA as of the Closing Date satisfactory to Dymas subject to such add-backs to be mutually agreed upon by Dymas and HIG; (iii) the Company shall have, at the closing, a minimum unused but available borrowing capacity under the Bridge Financing Revolver of not less than $3.0 million, in each instance, after (A) giving effect to the initial loans made on the Closing Date, (B) existing letters of credit, and (C) the payment of all fees and expenses related to the Bridge Financing Revolver; (iv) satisfaction by Dymas, in its sole discretion, with the capital structure of Parent, the Company and its subsidiaries, and the terms of any outstanding indebtedness, including any subordinated indebtedness issued to facilitate this transaction, and of the ability of Dymas to exercise remedies; (v) satisfaction by Dymas, in its sole discretion, with any indebtedness due and owing by the Company to any affiliate (including, without limitation, the indebtedness due and owing to the seller), which indebtedness shall be subordinated to the obligations of the Company with respect to the Bridge Financing pursuant to a subordination agreement in form and substance satisfactory to Dymas, (vi) fully-funded cash equity of not less than $20.0 million of the Company’s pro forma capitalization invested by HIG and its co-investors; (vii) fully-funded unsecured subordinated indebtedness of at least $24.0 million and not more than $26.0 million of the Company’s pro forma capitalization invested by a third-party acceptable to Dymas, such acceptance not to be unreasonably withheld; (viii) no claim, action, suit, investigation, litigation or proceeding, pending or threatened in any court or before any arbitrator or governmental instrumentality, that relates to the Bridge Financing, the acquisition, the Merger, or that, in the opinion of Dymas, has any reasonable likelihood of having a material adverse effect on the business, operations, performance, assets, properties, liabilities, condition (financial or otherwise) or prospects of any borrower; (ix) no Material Adverse Change, or development that Dymas considers reasonably likely to result in a Material Adverse Change; (x) evidence satisfactory to Dymas of the absence of any other liens on the collateral described herein, other than such lien as previously mentioned or approved by Dymas in its sole discretion; (xi) satisfaction of Dymas, in its reasonable discretion, with the acquisition documents for the Company (it being agreed, however, that the text of the Agreement and Plan of Merger dated as of January 22, 2004, a copy of which has been provided to Dymas, is satisfactory to Dymas); (xii) the Company shall have obtained all required licenses, approvals, waivers and consents, governmental and otherwise in connection with the Bridge Financing and the related transactions to be consummated on the Closing Date, all of which shall remain in full force and effect; (xiii) insurance satisfactory to Dymas, such insurance with respect to the collateral to name Dymas as loss payee; and (xiv) execution and delivery of agreements, instruments and other documents as Dymas may determine are appropriate for the transactions contemplated by the parties, in each case in form and substance satisfactory to Dymas, and satisfaction of the conditions precedent contained therein.

      Subordinated Financing Commitment. HIG has received a Subordinated Financing Commitment Letter from American Capital Strategies, Ltd. (“American”), reflecting the understanding between the parties to come into effect in the event that, following the Offer, HIG and its affiliates own at least 50% of the Common Stock of the Company. Pursuant to the Subordinated Financing Commitment Letter, American has agreed to provide $26 million towards the Transaction Financing. A copy of the Subordinated Financing Commitment Letter is attached as Exhibit (b)(3) hereto.

      It is intended that the Subordinated Financing will include (i) the purchase of $15,000,000 senior secured subordinated notes (the “Senior Subordinated Notes”) and (ii) the purchase of $11,000,000 junior secured subordinated notes (the “Junior Subordinated Notes,” and, together with the Senior Subordinated Notes, the “Notes”)

      With respect to the Subordinated Financing, borrowings under the Senior Subordinated Notes will bear an annual fixed cash interest rate of 12%, payable monthly in arrears. An additional annual interest rate of

5.5% will accrue monthly and will be added to the principal balance of the Senior Subordinated Notes. In an event of default, the cash interest rate will increase by 2.0%. The Junior Subordinated Notes will bear an annual fixed cash interest rate of 12%, payable monthly in arrears. An additional annual interest rate of 8% will accrue monthly and will be added to the principal balance of the Senior Subordinated Notes. In an event of default, the cash interest rate will increase by 2.0%.

      The Subordinated Financing will be secured by a subordinated lien on the capital stock of Parent and Purchaser and the capital stock of the Company held by Parent. After the completion of the acquisition of the Company by Parent, the Notes will be secured by a subordinated lien on all the stock and assets of Parent and the Company. The Notes will be subordinate and junior in right of payment, on terms acceptable to American, to the Permanent Financing or the Bridge Financing, as the case may be.

      The principal balance of the Notes plus all accrued and unpaid interest will be payable in full on the sixth anniversary of the closing date of the acquisition of the Company by Parent.

      American will receive (A) attendance privileges to all meetings of the boards of directors of Parent and the Company, as well as committees of the boards, (B) all information normally provided to members of the boards, and (C) reimbursement of out-of-pocket expenses for all meetings attended.

      The commitments in respect of the Subordinated Financing are contingent upon the negotiation and execution of Definitive Financing Agreements on terms reasonably satisfactory to American, HIG and Parent. The Definitive Financing Agreements relating to the Subordinated Financing is expected to contain customary representations and warranties, covenants, requirements for mandatory prepayment, events of default and conditions. Parent has agreed to pay certain expenses of, and provide customary indemnities for each of the joint lead arrangers. Set forth below is a summary of the material conditions to the Subordinated Financing: (i) satisfaction with the legal structure and documentation of the transactions, including the acquisition of the Company, and after giving affect thereto the Purchaser will own more than 50% of the stock of the Company and in no event stock representing less than voting control of the Company; (ii) no material adverse effect on the business, affairs, management, results of operations, financial condition, assets or liabilities of Parent and the Company, taken as a whole, after giving effect to the acquisition of the Company by Parent and the transactions contemplated by the Definitive Financing Agreements, or any development that American considers reasonably likely to result in a material adverse effect; (iii) cash equity of not less than $20 million of the pro forma capitalization of Parent and the Company invested by HIG and American; (iv) satisfaction by American, in its sole discretion, with the capital structure of Parent, the Company and its subsidiaries, and the terms of any outstanding indebtedness, including any subordinated indebtedness issued to facilitate this transaction; (v) evidence satisfactory to American of the absence of any other liens on the collateral described herein, other than such liens previously mentioned or approved by American in its sole discretion; (vi) HIG, Parent and Purchaser will have delivered to American, within twenty days following the end of each month beginning with the month ended January 31, 2004 (and including the month ended December 31, 2003) and ending prior to the Closing Date, complete and correct copies of the monthly financial reports of the Company in the same format as the reports previously provided by the Company; (vii) all fees and expenses payable to American will have been paid to the extent due; (viii) no claim, action, suit, investigation, litigation or proceeding, pending or threatened in any court or before any arbitrator or governmental instrumentality, that relates to the Subordinated Financing, the acquisition, the Merger, or that, in the opinion of American, has any reasonable likelihood of having a material adverse effect on the business, operations, performance, assets, properties, liabilities, condition (financial or otherwise) or prospects of any borrower; (ix) the Company will have a minimum trailing twelve-month pro forma adjusted EBITDA as of the Closing Date satisfactory to American (subject to add-backs to be mutually agreed upon by American and HIG); (x) not more than $5.5 million shall be funded under the Permanent Financing Revolver, or the Bridge Financing Revolver, as the case may be, at the Closing Date., and the Company will have, at the Closing date, a minimum unused but available borrowing capacity under the Permanent Financing Revolver, or the Bridge Financing Revolver, as the case may be, of not less than $3.0 million, in each instance, after (A) giving effect to the initial advances made under the Permanent Financing or the Bridge Financing, as the case may be, on the Closing Date, (B) existing letters of credit, and (C) the payment of all fees and expenses related to the acquisition and the Definitive Financing Agreements; (xi) Parent and the Purchaser

will have received an amount of funds under the Permanent Financing of the Bridge Financing, as the case lay be, the purchase of the Notes, and the equity financing sufficient to consummate the acquisition of the Company by Parent, provided that the Purchaser and Parent will have received not less than $20 million in proceeds from HIG and American; (xii) the Company shall have obtained all required licenses, approvals, waivers and consents, governmental and otherwise in connection with the Subordinated Financing and the related transactions to be consummated on the Closing Date, all of which shall remain in full force and effect; and (xiii) insurance satisfactory to American, such insurance with respect to the collateral to name American as loss payee.

      The foregoing summaries of the Permanent Financing, the Bridge Financing, and the Subordinated Financing (collectively, the “Facilities”) are based on the terms of the Commitment Letters; the terms of each of the Facilities are subject to change and subject to preparation, negotiation and completion of Definitive Financing Agreements for each of the Facilities. The descriptions of the Facilities are qualified in their entirety by reference to the Definitive Financing Agreements related to each of the Facilities. No other financing (other than the approximately $20 million of equity financing) will be required to consummate the transactions contemplated by the Merger Agreement.

      There are currently no alternative financing arrangements in place. The Offer is conditioned upon, among other things, satisfaction or waiver of the Financing Condition. See Section 14 — “Conditions of the Offer.”

      The margin regulations promulgated by the Federal Reserve Board place restrictions on the amount of credit that may be extended for the purposes of purchasing margin stock (including the shares of Common Stock) if such credit is secured directly or indirectly by margin stock. The Purchaser believes that the financing of the acquisition of the shares of Common Stock will be in compliance with the margin regulations.

10.	Background of the Offer.

      In August of 2003, representatives of Mooreland Partners, LLC, an investment banking firm providing financial advisory services to the Company (“Mooreland”), contacted representatives of HIG regarding HIG’s interest in pursuing an acquisition of a company in the inmate calling industry. HIG indicated its interest in considering such a transaction.

      On August 11, 2003, the Company and HIG entered into a confidentiality agreement concerning a potential acquisition. On August 14, 2003, members of the Company and HIG’s management met in Dallas, Texas to discuss the Company’s business. On the same date, HIG began its preliminary due diligence review of the Company. On August 22, 2003, HIG contacted Mooreland to discuss the results of its preliminary due diligence review and initial valuation of the Company’s business. Based on these factors, HIG indicated at that time that it was interested in a potential acquisition of the Company and that the Company’s business could potentially justify an acquisition price of between $2.40 to $2.75 per share of Common Stock.

      On September 5, 2003, the Company publicly announced the settlement of a lawsuit regarding the infringement of three of its patents by a third party. Under the terms of the settlement, the Company received a $12 million cash settlement for past acts of infringement and paid-up royalties for the use of its technology. In addition, the settlement provides for potential future royalty payments under specified circumstances. Based on such announcement, HIG contacted Mooreland on September 6, 2003 to indicate that they planned to revise the proposed acquisition price range.

      On September 9, 2003, HIG submitted a revised acquisition price of $3.40 to $3.75 per share. In response, Mooreland continued discussions with HIG but also indicated to HIG that the offered per share price range was inadequate.

      On September 24, 2003, members of the Company and HIG’s management met in Dallas, Texas to continue potential acquisition discussions. At this meeting, HIG increased its acquisition proposal to $4.50 per share of Common Stock. HIG proposed a non-binding term sheet for the acquisition of the Company at this price.

      On October 22, 2003, HIG had made a revised offer of $5.00 per share of Common Stock.

      On October 23, 2003 HIG and the company executed an exclusivity agreement with a term of 60 days. From October 23, 2003 through December 22, 2003, HIG and its representatives participated in various conference calls and meetings with representatives of the Company and its financial and legal advisors regarding specific due diligence issues.

      On October 29, 2003, members of the Company and HIG management met in Miami, Florida to further discuss the timing and mechanics of HIG’s acquisition of the Company. At this meeting, HIG indicated that it desired to conduct additional due diligence regarding the Company’s business and prospects before proceeding with drafts of definitive legal documentation concerning the acquisition.

      On November 26, 2003, Mooreland delivered additional data to HIG that showed the Company would not achieve certain projected financial targets. On December 3, 2003, based on this information, HIG lowered its offer to a price of $4.40 per share.

      On December 12, 2003, Mooreland conducted additional discussions with HIG concerning the amount of HIG’s offer. As a result of this discussion, HIG agreed to raise its offer to $4.60 per share of Common Stock.

      On December 16, 2003, White & Case, LLP, legal counsel to HIG, Parent and Purchaser, sent a draft definitive Merger Agreement to the Company. On December 24, 2003, the Company’s legal counsel, Haynes and Boone, LLP sent a revised draft of the Merger Agreement to White & Case LLP reflecting the Company’s comments, the comments of an independent special committee of the Board of Directors of the Company (the “Special Committee”) that was formed on September 29, 2003 for the purpose of evaluating the proposed acquisition of the Company by HIG and other potential buyers, and the respective advisors of the Company and the Special Committee. On December 29, 2003, White & Case sent Haynes and Boone a revised draft of the Merger Agreement.

      During the weeks of January 5, 2004 and January 12, 2004, representatives of Haynes and Boone, White & Case and Mr. Wayne A. Johnson II, the Company’s executive vice president, general counsel and corporate secretary, participated in multiple telephone conversations concerning the Merger Agreement and exchanged numerous revised drafts of the Merger Agreement.

      On January 16, 2004, HIG contacted the Company and indicated that HIG desired to modify the structure of the acquisition to be a tender offer rather than a “long-form merger.” On January 17, 2004, White & Case delivered a revised draft of the Merger Agreement to Haynes & Boone that included additional terms and provisions relating to the Offer. On January 19, 2004, Haynes and Boone sent a revised draft of the Merger Agreement to White & Case that reflected the comments of the Company on the provisions of the Merger Agreement pertaining to the Offer. From January 19, 2004 to January 21, 2004, White & Case, Haynes and Boone and Mr. Johnson had several conversations and exchanged multiple revised drafts of the Merger Agreement in an effort to finalize the terms and provisions of the Merger Agreement relating to the Offer.

      On January 22, 2004, the Special Committee held a telephonic meeting to review the terms of the revised Merger Agreement and the Offer. The Special Committee then approved the revised terms of the Merger Agreement, including the Offer, and recommended that the Board adopt and approve the Merger Agreement, the Merger and the Offer.

      Later on January 22, 2004, the Board held a meeting to discuss the adoption and approval of the Merger Agreement, the Offer and the Merger. The Board, by unanimous vote of all directors present at the meeting, approved the Merger and the Offer and authorized the execution of the Merger Agreement.

      On January 22, 2004, the Company and HIG entered into the Merger Agreement, and the Company issued a press release that afternoon to announce the pending Merger.

11.	Purpose of the Offer; Plans for the Company; Certain Agreements.

      Purpose of the Offer. The purpose of the Offer is to enable Parent to acquire, directly or indirectly, as many outstanding shares of Common Stock as possible as a first step in acquiring all of the equity interests in the Company. The purpose of the Merger is for Parent to acquire all remaining shares of Common Stock not purchased pursuant to the Offer. On consummation of the Merger, the Company will become a wholly owned subsidiary of Parent and each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation (as defined below). Pursuant to the terms of the Merger Agreement, all shares of Common Stock (other than shares of Common Stock owned by the Company, any subsidiary of the Company or otherwise held in the treasury of the Company, or by Parent, the Purchaser or any other subsidiary of Parent, which will have been canceled and retired or Dissenting Shares (as defined below)) will have been converted into the right to receive the Offer Price following the consummation of the Merger. The Offer is being made pursuant to the Merger Agreement.

      Under the Delaware General Corporation Law (“DGCL”), the approval of the Board of Directors of the Company (the “Board”) is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Merger. Unless the Merger is consummated pursuant to the “short-form” merger provisions under Section 253 of the DGCL described below (in which case no vote of Holders is required), the only remaining required corporate action of the Company is the adoption of the Merger Agreement and the approval of the Merger by vote of Holders of a majority of the outstanding shares of Common Stock. Based on the recommendation of the Special Committee, the Board, by unanimous vote of all directors present (which included eight of the nine members of the Board) at a meeting called to consider the Offer and the transactions contemplated by the Merger Agreement: (i) determined that the terms of each of the Merger Agreement, the Offer and the Merger are fair to, and in the best interests of, the Company and Holders and declared that the Offer and the Merger are advisable; (ii) approved the Offer, the Merger and the Merger Agreement; (iii) approved the Tender Agreement for purposes of Section 203 of the DGCL; and (iv) recommended that Holders accept the Offer, tender their shares of Common Stock pursuant to the Offer and adopt the Merger Agreement.

      In the Merger Agreement, the Company has agreed to take all action necessary in accordance with the DGCL, the Exchange Act, other applicable law and the Company’s certificate of incorporation and bylaws to convene a meeting of its Holders as soon as practicable after the Offer Completion Date for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby if such action is required by applicable law. However, under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, it will be able to consummate the Merger without a vote of Holders. In such event, Parent, the Purchaser and the Company have agreed in the Merger Agreement to take all necessary action to cause the Merger to become effective, promptly (and, in any event, within three business days) after the Offer Completion Date, without a meeting of Holders. If, however, the Purchaser does not acquire at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise and a vote of Holders is required under the DGCL, a significantly longer period of time would be required to effect the Merger.

      If the Purchaser purchases a majority of the outstanding shares of Common Stock pursuant to the Offer, the Merger Agreement provides that the Purchaser will be entitled to designate representatives to serve on the Board of Directors of the Company in proportion to the Purchaser’s ownership of shares of Common Stock following such purchase. The Purchaser expects that such representation would permit the Purchaser to exert substantial influence over the Company’s conduct of its business and operations.

      Plans for the Company. Except as otherwise discussed in this Offer to Purchase, subject to certain matters described below, it is currently expected that, initially following the Merger, the business and operations of the Company will generally continue as they are currently being conducted. Parent currently intends to cause the Company’s operations to continue to be run and managed by, among others, certain of the Company’s existing executive officers. Parent will continue to evaluate all aspects of the business, operations, capitalization and management of the Company during the pendency of the Offer and after the Offer Completion Date and the Merger and will take such further actions as it deems appropriate under the circumstances then existing. Parent intends to seek additional information about the Company during this period. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management.

      As a result of the completion of the Offer, the interest of Parent in the Company’s net book value and net earnings will be in proportion to the number of shares of Common Stock acquired in the Offer. If the Merger is consummated, Parent’s interest in such items and in the Company’s equity generally will equal 100% and Parent and its subsidiaries will be entitled to all benefits resulting from such interest, including all income generated by the Company’s operations and any future increase in the Company’s value. Similarly, Parent will also bear the risk of losses generated by the Company’s operations and any future decrease in the value of the Company after the Merger. Subsequent to the Merger, current Holders will cease to have any equity interest in the Company, will not have the opportunity to participate in the earnings and growth of the Company after the Merger and will not have any right to vote on corporate matters. Similarly, Holders will not face the risk of losses generated by the Company’s operations or decline in the value of the Company after the Merger.

      The shares of Common Stock are currently traded on Nasdaq. Following the consummation of the Merger, the shares of Common Stock would no longer be listed on Nasdaq and the registration of the shares of Common Stock under the Exchange Act will be terminated. Accordingly, after the Merger there would be no publicly-traded equity securities of the Company outstanding and the Company will no longer be required to file periodic reports with the Commission. See Section 13 — “Effect of the Offer on the Market for the Shares of Common Stock; Exchange Act Registration.” It is expected that, if shares of Common Stock are not accepted for payment by the Purchaser pursuant to the Offer and the Merger is not consummated, the Company’s current management, under the general direction of the current Board of Directors, would continue to manage the Company as an ongoing business.

      Except as otherwise discussed in this Offer to Purchase, Parent has no present plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation involving the Company or any of its subsidiaries, or a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or in any other material changes to the Company’s capitalization, dividend policy, corporate structure, business or composition of the Board of Directors of the Company or the management of the Company, except that Parent intends to review the composition of the boards of directors (or similar governing bodies) of the Company and its subsidiaries and to cause the election to such boards of directors (or similar governing bodies) of certain of its representatives.

      Certain Agreements.

      Merger Agreement. The following is a summary of the material terms of the Merger Agreement. The summary is qualified in its entirety by reference to the Merger Agreement, a copy of which has been filed with the Commission as Exhibit (d)(1) to the Schedule TO. The Merger Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7 — “Certain Information Concerning the Company.”

      The Offer. The Merger Agreement contemplates the commencement of the Offer by the Purchaser to purchase all of the issued and outstanding shares of Common Stock of the Company, at a price of $4.60 per share, net to the seller in cash, and prescribes conditions to the Offer. The Merger Agreement provides that, without the prior written consent of the Company, the Purchaser will not: (i) reduce the number of shares of Common Stock to be purchased pursuant to the Offer; (ii) reduce the Offer Price; (iii) impose any additional conditions to the Offer; (iv) change the form of consideration payable in the Offer; (v) make any change to the terms of the Offer that is materially adverse in any manner to Holders; or (vi) extend the Offer except as provided in the Merger Agreement.

      Pursuant to the Merger Agreement, the Purchaser has agreed with the Company that it will extend the offer for one ten (10) business day period if, at the expiration of the initial twenty (20) business day Offer period, the only condition to the offer that remains unsatisfied is Minimum Condition. In addition, the Purchaser may, without the consent of the Company, extend the Offer at any time and from time to time (x) if at the then scheduled Expiration Date any of the conditions referred to in Section 14 — “Conditions of the Offer” shall not have been satisfied or waived and (y) for any period required by any rule or position of the Commission or its staff applicable to the Offer, provided, however, that, without the consent of the Company, the Expiration Date may not be extended beyond July 31, 2004. Subject to the terms of the Merger

Agreement, the applicable rules and regulations of the Commission and applicable law, the Purchaser also expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to delay acceptance for payment of, or, regardless of whether such shares of Common Stock were theretofore accepted for payment, payment for, any shares of Common Stock if any applicable waiting period under the HSR Act has not expired or been terminated, (ii) to terminate the Offer on any scheduled Expiration Date and not accept for payment any shares of Common Stock if any of the conditions referred to in Section 14 — “Conditions of the Offer” are not satisfied or any of the events specified in Section 14 — “Conditions of the Offer” have occurred, and (iii) to waive any condition (other than the Minimum Condition) or otherwise amend the Offer in any respect by giving oral or written notice of such delay, termination, waiver or amendment to the Depositary and by making a public announcement thereof. Assuming the satisfaction or waiver of the conditions referred to in Section 14 — “Conditions of the Offer,” the Purchaser will, and Parent will cause the Purchaser to, accept for payment and pay for all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer as soon as practicable after the Expiration Date. Assuming the satisfaction or waiver of the conditions referred to in Section 14 — “Conditions of the Offer,” Parent will provide to the Purchaser on a timely basis the funds necessary to purchase any shares of Common Stock that the Purchaser becomes obligated to purchase pursuant to the Offer.

      Composition of the Board Following Consummation of the Offer. The Merger Agreement provides that as soon as practicable after the purchase by the Purchaser pursuant to the Offer of such number of shares of Common Stock (together with any shares of Common Stock then owned by Parent or any of its subsidiaries) as represents a majority of the outstanding shares of Common Stock (on a fully diluted basis), (i) Parent will be entitled to designate such number of directors, rounded up to the next whole number that will give Parent representation on the Board of Directors of the Company equal to at least the product of (x) the number of directors on the Board of Directors of the Company and (y) the percentage that such number of shares of Common Stock so purchased in the Offer (together with any shares of Common Stock then owned by Parent or any of its subsidiaries) bears to the aggregate number of shares of Common Stock outstanding on the date of purchase (such number being, the “Board Percentage”), and (ii) the Company will use its reasonable best efforts to cause the number of directors nominated by Parent to be appointed to the Board of Directors of the Company in such class of directors as shall ensure the longest possible term for such directors (including using reasonable best efforts to cause relevant directors to resign and/or increasing the size of the Board of Directors of the Company). At the request of Parent, the Company will use its reasonable best efforts to cause the number of directors nominated by Parent to constitute the Board Percentage of each committee of the Board of Directors of the Company, each Board of Directors of each subsidiary of the Company and each committee of each such Board of Directors. Notwithstanding the foregoing, at all times prior to the Effective Time, the parties to the Merger Agreement will use their respective reasonable best efforts to ensure that the Company’s Board of Directors will include at least two (2) directors who were directors on the date of the Merger Agreement.

      Following the election or appointment of the number of directors nominated by Parent in accordance with the terms of the Merger Agreement, any amendment or termination of the Merger Agreement, waiver of the obligations or other acts of Parent or the Purchaser or waiver of the Company’s rights under the Merger Agreement will require the concurrence of a majority of the Continuing Directors then in office.

      Top-Up Option. Pursuant to the Merger Agreement, the Company has granted to the Purchaser an irrevocable option (the “Top-Up Option”), exercisable only on or after the Expiration Date, to purchase from the Company, at a price per share of Common Stock equal to the Offer Price, a number of shares of Common Stock (the “Top-Up Option Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by the Purchaser at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of the then outstanding shares of Common Stock (assuming the issuance of the Top-Up Option Shares). The Top-Up Option will not be exercisable for a number of shares of Common Stock in excess of the Company’s then authorized but unissued shares of Common Stock (giving effect to shares of Common Stock reserved for issuance pursuant to outstanding stock options and warrants as though such shares of Common Stock were issued and outstanding).

      The Top-Up Option may be exercised by the Purchaser, in whole but not in part, at any one time after the occurrence of a Top-Up Exercise Event and prior to the Top-Up Termination Date. A “Top-Up Exercise Event” will occur only if immediately after consummation of the Offer, the Purchaser beneficially owns at least 80% of the outstanding shares of Common Stock. The “Top-Up Termination Date” will occur on the earliest to occur of: (i) the Effective Time; (ii) the termination of the Merger Agreement pursuant to its terms; and (iii) ten (10) business days after the Expiration Date.

      The Merger. The Merger Agreement provides that on the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, the Merger will be effected and the Purchaser will be merged with and into the Company at the Effective Time, the separate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the “Surviving Corporation”). The closing of the Merger will take place as soon as practicable following satisfaction or waiver of all the conditions contained in Section 14 — “Conditions of the Offer” (the “Closing Date”).

      On the Closing Date (or on such other date as Parent and the Company may agree), Parent, the Purchaser and the Company will file with the Secretary of State of the State of Delaware a certificate of merger or, if applicable, a certificate of ownership and merger meeting the requirements of the DGCL and any other appropriate documents, executed in accordance with the relevant provisions of the DGCL, and will make all other filings or recordings required under the DGCL in connection with the Merger. The Merger will become effective upon the filing of the applicable certificate, or at such later time as is agreed to by Parent and the Company and specified in the applicable certificate.

      The Merger Agreement provides that from and after the Effective Time, (a) the persons named on the relevant schedule to the Merger Agreement will be the directors of the Surviving Corporation until their respective successors are duly elected or appointed and qualified, and (b) the persons named on the relevant schedule to the Merger Agreement will be the officers of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

      The Consideration for the Merger. At the Effective Time, by virtue of the Merger and without any action on the part of any holder of shares of Common Stock or any other shares of capital stock of the Company or Parent: (i) each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation; (ii) each share of Common Stock issued and outstanding immediately prior to the Effective Time that is owned by the Company, any subsidiary of the Company or otherwise held in the treasury of the Company, or by Parent, the Purchaser or any other subsidiary of Parent will automatically be canceled and retired and will cease to exist, and no cash or other consideration will be delivered or deliverable in exchange therefor; and (iii) each share of Common Stock (except for Dissenting Shares) will be converted into the right to receive an amount equal to the Offer Price (the “Merger Consideration”), payable in cash to the holder thereof, without any interest thereon.

      Notwithstanding anything in the Merger Agreement to the contrary, but only to the extent required by the DGCL, shares of Common Stock issued and outstanding immediately prior to the Effective Time held by any person who has the right to demand, and who properly demands, an appraisal of such shares of Common Stock (“Dissenting Shares”) in accordance with the DGCL will not be converted into a right to receive the Merger Consideration as described in the Merger Agreement, but will only become the right to receive such consideration as may be determined to be due such holder of Dissenting Shares pursuant to Delaware law. If, after the Effective Time, any such holder fails to perfect, loses or withdraws any such right to appraisal, each share of Common Stock of such holder will be treated as a share of Common Stock that had been converted as of the Effective Time into the right to receive the Merger Consideration. At the Effective Time, any holder of Dissenting Shares will cease to have any rights with respect thereto. The Company will not voluntarily make any payment with respect to any demands for appraisal and will not, except with the prior written consent of Parent, settle or offer to settle any demand.

      Options. Prior to the Effective Time, the Board (or, if appropriate, any committee thereof) agreed pursuant to the Merger Agreement to use commercially reasonable efforts to obtain all necessary consents and releases from all of the holders of all the outstanding stock options and other rights to purchase Common

Stock (the “Options”) granted under any stock option plan of the Company or otherwise (the “Stock Plans”), to (i) provide for the cancellation, effective at the Effective Time, subject to the payment provided for in the next sentence being made, of all Options, (ii) terminate, as of the Effective Time, the Stock Plans and any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its subsidiaries thereof (collectively with the Stock Plans, referred to as the “Stock Incentive Plans”) and (iii) amend, as of the Effective Time, the provisions of any other employee benefit plan of the Company providing for the issuance, transfer or grant of any capital stock or interest in capital stock of the Company or any of its subsidiaries. Immediately prior to the Effective Time, each Option shall no longer be exercisable for the purchase of shares of Common Stock but shall entitle each holder thereof, in cancellation and settlement therefor, to payments by the Surviving Corporation in cash (the “Option Cash Payment”), at the Effective Time, equal to the product of (x) the total number of shares of Common Stock subject to such Option, whether or not then vested or exercisable and (y) the amount by which the Merger Consideration exceeds the exercise price per share of Common Stock subject to such Option, each such Option Cash Payment to be paid to each holder of an outstanding Option at the Effective Time.

      Warrants. Prior to the Effective Time, the Board (or, if appropriate, any committee thereof) shall use commercially reasonable efforts to obtain all necessary consents and releases from all of the holders of warrants to purchase shares of Common Stock (the “Warrants”) to provide for the cancellation, effective at the Effective Time, subject to the payment provided for in the next sentence being made, of all such Warrants. Immediately prior to the Effective Time, each outstanding Warrant, whether or not then vested or exercisable, shall no longer be exercisable for the purchase of shares of Common Stock but shall entitle each holder thereof, in cancellation and settlement therefor, to payments by the Surviving Corporation in cash (the “Warrant Cash Payment”), at the Effective Time, equal to the product of (x) the total number of shares of Common Stock subject to such Warrant and (y) the amount by which the Merger Consideration exceeds the exercise price per share of Common Stock subject to such Warrant, each such Warrant Cash Payment to be paid to each holder of an outstanding Warrant at the Effective Time.

      Representations and Warranties. In the Merger Agreement, (i) the Company has made customary representations and warranties to Parent and the Purchaser with respect to, among other things, its organization, corporate authority, capital structure, financial statements, subsidiaries, public filings, disclosure documentation, litigation, compliance with laws, consents and approvals, employee benefit matters, brokers’ or finders’ fees, state takeover statutes, voting requirements, insurance, titles to properties and encumbrances, taxes, undisclosed liabilities, employment relations and agreements, intellectual property, contracts and arrangements (including government contracts), compliance with environmental laws and regulations, financial advisor opinion, affiliate transactions and the absences of any material adverse changes in the Company since December 31, 2002 and (ii) Parent and the Purchaser have made customary representations and warranties to the Company with respect to, among other things, their respective organization, corporate authority, consents and approvals, disclosure documentation, brokers’ or finders’ fees, operations and financing.

      Conduct of Business of the Company. Except as (i) expressly provided for in the Merger Agreement, (ii) set forth in the Schedules thereto, or, (iii) otherwise consented to in writing by Parent, during the period commencing on the date of the Merger Agreement and ending on the earliest of (y) such time as the number of directors nominated by Parent will comprise a majority of the members of the Board of Directors of the Company, and (z) termination of the Merger Agreement pursuant to the relevant provisions contained therein, the Company and its subsidiaries have agreed to act and carry on their respective operations only in the ordinary course of business consistent with past practice and use reasonable efforts to preserve intact their respective business organizations, keep available the services of their respective officers and employees and maintain satisfactory relationships with licensors, suppliers, distributors, clients, customers and others having significant business relationships with them. To that end, without limiting the generality of the foregoing, except as expressly provided for in the Merger Agreement, the Company has agreed that neither it nor any of its subsidiaries will (i) make any change in or amendment to its Certificate of Incorporation or its bylaws (or comparable governing documents); (ii) issue or sell, or authorize to issue or sell, any shares of its capital stock or any other securities, or issue or sell, or authorize to issue or sell, any securities convertible into or exchangeable for, or options, warrants or rights to purchase or subscribe for, or enter into any arrangement or contract with respect to the issuance or sale of, any shares of its capital stock or any other securities, or make any other changes in its capital structure, except for the possible issuance by the Company of shares of Common Stock pursuant to the terms of any vested options or warrants; (iii) sell, pledge or dispose of or agree to sell, pledge or dispose of any stock or other equity interest owned by it in any other person or entity; (iv) declare, pay or set aside any dividend or other distribution or payment with respect to, or split, combine, redeem or reclassify, or purchase or otherwise acquire, any shares of its capital stock or its other securities, except pursuant to the exercise of any currently outstanding options or warrants; (v) enter into any contract or commitment with respect to capital expenditures with a value in excess of, or requiring expenditures by the Company and its subsidiaries in excess of, $600,000, individually, or enter into contracts or commitments with respect to capital expenditures with a value in excess of, or requiring expenditures by the Company and its subsidiaries in excess of, $1,200,000, in the aggregate; (vi) acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business of any person or entity, or otherwise acquire any assets of any person or entity (other than the purchase of assets in the ordinary course of business and consistent with past practice); (vii) except to the extent required under existing employee and director benefit plans, agreements or arrangements in effect on the date of the Merger Agreement, increase the compensation or fringe benefits of any of its directors, officers or employees, or grant any severance or termination pay not currently required to be paid under existing severance plans, or enter into any employment, consulting, indemnification or severance agreement or arrangement with any present or former director, officer or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend or terminate, except to the extent that amendments are required by applicable law, any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees; (viii) transfer, lease, license, guarantee, sell, mortgage, pledge, dispose of, subject to any lien (other than a permitted lien) or otherwise encumber any material assets, or incur or modify any material indebtedness or other material liability, other than in the ordinary course of business consistent with past practice, or issue any debt securities; (ix) agree to the settlement of or waive any material claim; (x) file or cause to be filed any amended returns with any taxing authority or claims for refund of taxes; (xi) except to the extent permitted by the Merger Agreement or required by law or by any listing agreement with a national securities exchange or automated quotation system to which the Company is a party, issue any press release or otherwise make any public announcements without prior consultation and review by, and consent (which consent shall not be unreasonably withheld) of, Parent, other than in the ordinary course of business consistent with past practice; (xii) except as required by applicable law or GAAP, make any material change in its accounting practices, policies or procedures or any of its methods of reporting income, deductions or other items for income tax purposes; (xiii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries (other than the transactions contemplated by the Merger Agreement) or any agreement relating to an Acquisition Proposal (as defined below), except as expressly permitted by the Merger Agreement; (xiv) (A) incur, assume or prepay any indebtedness for borrowed money or guarantee any such indebtedness of another person or entity, other than indebtedness owing to or guarantees of indebtedness owing to the Company or any direct or indirect wholly-owned subsidiary of the Company, or (B) make any loans, extensions of credit or advances to any other person or entity, other than to the Company, or to any direct or indirect wholly-owned subsidiary of the Company, except, in the case of clause (A), for borrowings under the Company Senior Credit Agreement with JPMorgan Chase Bank in the ordinary course of business consistent with past practice for working capital purposes and in the case of clause (B) for loans, extensions of credit or advances constituting trade payables in the ordinary course of business; (xv) accelerate the payment, right to payment or vesting of any bonus, severance, profit sharing, retirement, deferred compensation, stock option, insurance or other compensation or benefits, except pursuant to the terms of the Merger Agreement; (xvi) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction (A) of any such claims, liabilities or obligations in the ordinary course of business and consistent with past practice or (B) of claims, liabilities or obligations reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) contained in the Company’s prior filings with the Securities and Exchange Commission (the “Completed Commission Filings”); (xvii) enter into any material contract other than in the ordinary course of business consistent with past practice, except pursuant to the terms of the Merger Agreement; (xviii) other than as disclosed in the Completed Commission Filings, plan, announce, implement or effect any reduction in force, lay-off, early retirement program, severance program or other program or effort concerning the termination of employment of employees of the Company or its subsidiaries (provided, however, that routine employee terminations for cause shall not be considered subject to this prohibition); (xix) (A) take any action, engage in any transaction or enter into any agreement which would cause (1) any of the Company’s representations or warranties set forth in the Merger Agreement that are subject to, or qualified by, a “material adverse effect”, “material adverse change” or other materiality qualification to be untrue as of the Effective Time, or any such representations and warranties that are not so qualified to be untrue in any material respect or (2) any of the Conditions to the Offer not being satisfied; or (B) purchase or acquire, or offer to purchase or acquire, any shares of common stock of the Company; (xx) take any action, including the adoption of any shareholder-rights plan or amendments to its Certificate of Incorporation or bylaws (or comparable governing documents), which would, directly or indirectly, restrict or impair the ability of Parent to vote or otherwise to exercise the rights and receive the benefits of a stockholder with respect to securities of the Company that may be acquired or controlled by Parent or Purchaser (including, without limitation, pursuant to the Tender Agreement), or which would permit any stockholder to acquire securities of the Company from the Company on a basis not available to Parent or Purchaser in the event that Parent or Acquisition were to acquire any shares of Common Stock; (xxi) materially modify, amend or terminate any material contract (except pursuant to the terms of the Merger Agreement) or waive any of its material rights or claims except in the ordinary course of business consistent with past practice; (xxii) (A) prepare any tax return in a manner that is materially inconsistent with the past practices of the Company or any subsidiary, as the case may be, with respect to the treatment of items on such tax returns; (B) incur any material liability for taxes other than in the ordinary course of business; or (C) enter into any settlement or closing agreement with a taxing authority that materially affects or may materially affect the tax liability of the surviving corporation, the Company or any of their respective subsidiaries, as the case may be, for any period; (xxiii) fail to maintain insurance on its tangible assets and its businesses in such amounts and against such risks and losses as are consistent with past practice; or (xxiv) authorize, agree or announce an intention, in writing or otherwise, to take any of the foregoing actions.

      Special Meeting. As soon as practicable following the consummation of the Offer, if required by applicable law to consummate the Merger, the Company has agreed to take all action necessary, in accordance with the DGCL, the Exchange Act and other applicable law and its certificate of incorporation and bylaws to convene and hold a meeting of the stockholders of the Company (the “Stockholders Meeting”) and the Company has agreed to submit the Merger Agreement at such meeting, for the purpose of considering and voting upon the Merger Agreement and to solicit proxies pursuant to a proxy statement in connection therewith. Subject to the terms of the Merger Agreement, the Board of Directors of the Company has agreed to recommend that the holders of Common Stock vote in favor of the adoption of the Merger Agreement at the Stockholders Meeting and to cause such recommendation to be included in the relevant proxy statement. Parent and the Purchaser have agreed to cause all of the shares of Common Stock owned by them and any of their affiliates to be voted in favor of the adoption of the Merger Agreement.

      Access to Information/ Confidentiality. Subject to (i) applicable antitrust laws relating to the exchange of information, (ii) applicable laws protecting the privacy of employees and personnel files and (iii) the confidentiality of documents or other information subject to the attorney-client privilege, the Company has agreed to, and shall cause each of its subsidiaries to, upon reasonable notice, afford Parent and the Purchaser and their respective employees, counsel, accountants, consultants and other authorized representatives, reasonable access during normal business hours to the officers, directors, employees, accountants, properties, books and records of the Company and its subsidiaries in order that they may have the opportunity to make such investigations as they shall desire of the affairs of the Company and its subsidiaries. The Company has agreed to furnish promptly to the Purchaser and have agreed to a copy of each form, report, schedule, statement, registration statement and other document filed by it or its subsidiaries during such period pursuant to the requirements of United States federal or state securities laws, subject to (A) applicable antitrust laws relating to the exchange of information, (B) applicable laws protecting the privacy of employees and personnel files and (C) the confidentiality of documents or other information subject to the attorney-client privilege. The Company has agreed to cause its officers and employees to furnish such additional financial and operating data and other information and respond to such inquiries as the Purchaser shall from time to time reasonably request.

      Except as may be required by lawful order of an authority of competent jurisdiction, Parent, the Purchaser and the Company have agreed that, unless and until the transactions contemplated hereby have been consummated, each of Parent, the Purchaser and the Company, and their respective affiliates, representatives and advisors will hold in strict confidence all data and information obtained from Parent or the Purchaser (in the case of the Company) or the Company (in the case of Parent or the Purchaser) in connection with the transactions contemplated hereby, except any of the same that (a) was, is now, or becomes generally available to the public (but not as a result of a breach of any duty of confidentiality by which Parent, the Purchaser, the Company or any of their respective Affiliates, representatives and advisors are bound); (b) was known to the party receiving such information on a non-confidential basis prior to its disclosure to such party as demonstrated by the written records of such party; (c) is disclosed to Parent, the Purchaser or the Company by a third party not subject to any duty of confidentiality to Parent, the Purchaser or the Company, as applicable, prior to its disclosure in connection with the transactions contemplated hereby; or (d) may be required to be disclosed by applicable law (provided, that the affected party first uses reasonable efforts to preserve the confidentiality of such information). If the Merger Agreement is properly terminated in accordance with its terms, Parent and the Purchaser, on the one hand, and the Company, on the other hand, and their representatives and advisors have agreed to promptly return to the other party or destroy all such data, information and other written material (including all copies thereof) which has been obtained by such party in connection with the transactions contemplated by the Merger Agreement, and party has agreed to make no further use whatsoever of any of such or the information and knowledge contained therein or derived therefrom. The Confidentiality provisions of the Merger Agreement survive until August 11, 2008.

      Efforts to Consummate. On the terms and subject to the conditions set forth in the Merger Agreement, each of the parties has agreed to use its reasonable best efforts to take, or cause to be taken, all appropriate actions, and do, or cause to be done, and assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the satisfaction of the covenants set forth in the Merger Agreement and the conditions referred to in Section 14 — “Conditions of the Offer”; provided, however, that the Company will not be required to nor will it take any action otherwise prohibited by the Merger Agreement without first obtaining the written approval of Parent, which approval will not be unreasonably withheld or delayed.

      Acquisition Proposals. As required by the Merger Agreement, the Company shall use its commercially reasonable efforts to cause its affiliates and each of its and their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants and other agents immediately to, cease any discussions or negotiations with any other Person or Persons (as defined in the Merger Agreement) that may be ongoing with respect to any Acquisition Proposal. “Acquisition Proposal” means (i) any proposal or offer (including any proposal to stockholders of the Company) from any Person or group relating to any direct or indirect acquisition or purchase of ten percent (10%) or more of the consolidated assets of the Company and its subsidiaries or ten percent (10%) or more of any class of equity securities of the Company or any of its subsidiaries, (ii) any tender offer or exchange offer (including a self tender offer or exchange offer) that, if consummated, would result in any Person beneficially owning ten percent (10%) or more of any class of equity securities of the Company or any of its subsidiaries, (iii) any merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its subsidiaries, (iv) any other transaction with the Company or its stockholders, the consummation of which could reasonably be expected to prevent or materially delay the Offer or the Merger or which could reasonably be expected to dilute materially the benefits to Parent or the Purchaser of the transactions contemplated by the Merger Agreement or (v) any public announcement by or on behalf of the Company, any of its subsidiaries or any of their respective affiliates (or any of their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants and other agents) or by any third party of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing, in each case, other than by Parent, the Purchaser or their affiliates and each of their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants and other agents. As required by the Merger Agreement, the Company shall not take, and shall use its commercially reasonable efforts to cause its affiliates and its and their respective officers, directors, employees, representatives, consultants, investment bankers, attorneys, accountants or other agents or affiliates not to take, any action (i) to encourage, solicit, initiate or facilitate, directly or indirectly, the making or submission of any Acquisition Proposal, (ii) to enter into any agreement, arrangement or understanding with respect to any Acquisition Proposal, or to agree to approve or endorse any Acquisition Proposal or enter into any agreement, arrangement or understanding that would require the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement, (iii) to initiate or participate in any way in any discussions or negotiations with, or furnish or disclose any information to, any Person (other than Parent or the Purchaser) in connection with any Acquisition Proposal, (iv) to facilitate or further in any other manner any inquiries or the making or submission of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, or (v) to grant any waiver or release under any standstill, confidentiality or similar agreement entered into by the Company or any of its affiliates or representatives; provided, however, that the Company, in response to an unsolicited Acquisition Proposal that did not result from a breach of the Merger Agreement and otherwise in compliance with its obligations under the Merger Agreement, may (x) request clarifications from, or furnish information to, (but not enter into discussions with) any Person (other than Parent or the Purchaser) which makes such unsolicited Acquisition Proposal if (A) such action is taken solely for the purpose of obtaining information reasonably necessary to ascertain whether such Acquisition Proposal is, or could reasonably likely lead to, a Superior Proposal (as defined below), and (B) a majority of the members of the Board reasonably determines in good faith, based on the recommendation of the Special Committee and after receiving consultation with outside legal counsel to the Company, that it is necessary to take such actions in order to comply with the fiduciary duties of the Board under applicable law or (y) participate in discussions with, request clarifications from, or furnish information to, any Person (other than Parent or the Purchaser) which makes such unsolicited Acquisition Proposal if (A) after consultation by the Special Committee with an independent, nationally recognized investment bank, a majority of the members of the entire Board, based on the recommendation of the Special Committee, reasonably determines in good faith that such Acquisition Proposal is a Superior Proposal (as defined below) and (B) a majority of the members of the entire Board reasonably determines in good faith, based on the recommendation of the Special Committee and after receiving consultation with outside legal counsel to the Company, that it is necessary to take such actions in order to comply with the fiduciary duties of the Board under applicable law.

      The Merger Agreement obligates the Board and any committee thereof (including, without limitation, the Special Committee) to not (i) withdraw, modify or amend, or publicly propose to withdraw, modify or amend, in a manner materially adverse to Parent or the Purchaser, the approval, adoption or, as the case may be, recommendation of the Offer, the Merger, the Merger Agreement or the Tender Agreement, (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal or (iii) resolve to do any of the foregoing; provided, that the Company may recommend to its stockholders an Acquisition Proposal and, in connection therewith, withdraw or modify its approval or recommendation of the Offer or the Merger if (w) the Company has complied with its obligations under certain provisions of the Merger Agreement, (x) the Acquisition Proposal is a Superior Proposal, (y) all the conditions to the Company’s right to terminate the Merger Agreement have been satisfied and (z) simultaneously with such withdrawal, modification or recommendation, the Merger Agreement is terminated in accordance with its terms.

      Consents, Approvals and Filings. Upon the terms and subject to the conditions set forth in the Merger Agreement, the Merger Agreement requires each of the parties to the Merger Agreement to (a) use its commercially reasonable best efforts to cooperate with one another to determine which filings are required to be made prior to the Effective Time with, and which licenses, permits, consents, approvals, authorizations, qualifications and orders are required to be obtained from, Governmental Entities (as defined below) and other Third Parties as necessary for the consummations of the Offer, the Merger and the other transactions contemplated by the Merger Agreement, (b) make promptly its respective filings, and thereafter make any other required submissions, under the HSR Act and the Exchange Act, with respect to the Offer, the Merger and the other transactions contemplated by the Merger Agreement and (c) use its commercially reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, without limitation, using its reasonable best efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and Third Parties as are necessary for the consummation of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, the Merger Agreement provides that the proper officers and directors of each party to the Merger Agreement will use their commercially reasonable best efforts to take all such action.

      Employee Benefit Matters. With respect to employee benefit matters, the Merger Agreement provides that during the period commencing at the closing date of the Merger (the “Closing Date”) and ending on the first anniversary thereof, Parent shall cause the current and former employees of the Company and its subsidiaries who are, on the Closing Date, entitled to receive compensation or any benefits from the Company or any of its subsidiaries to be provided with compensation and employee benefit plans (other than stock option or other plans involving the potential issuance of securities of the Company, Parent or any of their respective subsidiaries, and incentive compensation or similar programs) which in the aggregate are not materially less favorable than those currently provided to such employees by the Company and its subsidiaries, taken as a whole, to the extent permitted under laws in force from time to time.

      Indemnification and Insurance. The Merger Agreement provides that from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, indemnify and hold harmless each person who is now, at any time has been or who becomes prior to the Effective Time a director or officer of the Company, and their heirs and personal representatives (the “Indemnified Parties”), against liabilities and expenses incurred in connection with any proceeding arising out of or pertaining to any action or omission occurring prior to the Effective Time (including, without limitation, any proceeding which arises out of or relates to the transactions contemplated by the Merger Agreement), pursuant to, and honor the terms of, their respective indemnification agreements with the Company. Parent is obligated to cause the Surviving Corporation to maintain in effect for not less than six years after the Effective Time, the Company’s current directors’ and officers’ insurance policies, if such insurance is obtainable (or policies equivalent in all material respects to those maintained by or on behalf of the Company on the date of the Merger Agreement, and having at least the same coverage and containing terms and conditions no less advantageous to the current and all former directors and officers of the Company) with respect to acts or failures to act prior to the Effective Time; provided, however, that Parent and the Surviving Corporation is only obligated to obtain and maintain policies providing coverage that can be provided at an annual cost of no greater than $211,500. The Merger Agreement provides that the certificate of incorporation and bylaws of the Surviving Corporation will contain the provisions with respect to indemnification set forth in the certificate of incorporation and bylaws of the Company as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties in respect of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by the Merger Agreement).

      Conditions to the Merger. The respective obligations of Parent, Purchaser and the Company to effect the Merger is subject to the satisfaction or written waiver on or prior to the Effective Time of the following conditions: (i) the Merger Agreement shall have been adopted by the required vote of the stockholders of the Company, if required by the DGCL; (ii) no injunction or other legal restraint prohibiting the Merger being in effect; provided that the right to assert this condition shall not be available to any party whose material failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulting in the failure of this condition to be satisfied; (iii) no United States or State Governmental Entity shall have enacted, issued or enforced any statute, rule or regulation that prevents or prohibits the completion of the Merger or makes the completion of the Merger illegal; (iv) the waiting periods (and any extensions thereof) applicable to the consummation of the Merger under applicable Antitrust Laws (as defined in the Merger Agreement) shall have expired or been terminated; and (v) Purchaser shall have made the Offer and accepted and paid for all shares of Common Stock validly tendered and not withdrawn in the Offer.

      Termination. The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company: (i) by mutual consent of Parent and the Purchaser on the one hand and the Company on the other hand; (ii) by either Parent and the Purchaser, on the one hand, or the Company, on the other hand, if the purchase of shares of Common Stock pursuant to the Offer shall not have occurred by July 31, 2004, unless the purchase of shares of Common Stock pursuant to the Offer shall not have been consummated because of a breach of any representation, warranty, obligation, covenant, agreement or condition set forth in the Merger Agreement on the part of the party seeking to terminate the Merger Agreement; (iii) by either Parent or the Purchaser, on the one hand, or the Company, on the other hand, if (x) any court of competent jurisdiction or any other governmental entity shall have issued an order, decree or ruling or taken any other action permanently restricting, enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, shares of Common Stock pursuant to the Offer or the Merger, and such order, decree or ruling or other action shall have become final and nonappealable; provided, that this right to terminate the Merger Agreement shall not be available to any party whose material failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted in such order, decree ruling or action, or (y) there shall have been an action taken, or law promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any governmental entity that directly or indirectly prohibits or makes illegal the purchase of shares of Common Stock pursuant to the Offer, the consummation of the Merger or the other transactions contemplated by the Merger Agreement; (iv) by the Company, at any time prior to the purchase of shares of Common Stock pursuant to the Offer, if: (1) a Superior Proposal is received and a majority of the independent members of the entire Board, or a committee of the Board composed entirely by independent directors, reasonably determines in good faith that it is necessary to terminate the Merger Agreement and enter into an agreement to effect the Superior Proposal in order to comply with the fiduciary duties of the Board under applicable law; provided, however, that the Company may not exercise this right to terminate the Merger Agreement based until certain conditions have been satisfied; (2) Parent or the Purchaser shall materially breach any of their representations, warranties or covenants in a manner set forth in the Merger Agreement; (3) Parent shall have been notified that its lenders have withdrawn their commitments with respect to, or are otherwise unable to provide, the Transaction Financing, and Parent shall not have obtained replacement financing as set forth in the Merger Agreement; provided, that the Company may not exercise this right to terminate the Merger Agreement if it is in material breach of the Merger Agreement; and (4) (A) Parent or the Purchaser shall have failed to commence the Offer in accordance with the Merger Agreement or (B) the Offer is terminated or has expired without the Purchaser purchasing any shares of Common Stock pursuant thereto, unless such failure or expiration shall have been caused by certain of the conditions referred to in Section 14 — “Conditions of the Offer;” and (v) by Parent, at any time prior to the purchase of shares of Common Stock pursuant to the Offer, if: (1) the Offer is terminated or expires in accordance with its terms without the Purchaser having purchased any shares of Common Stock thereunder due to an occurrence which would result in a failure to satisfy any one or more of the conditions referred to in Section 14 — “Conditions of the Offer,” unless any such failure shall have been caused by or due to any action or inaction of Parent or the Purchaser; (2) the Company shall materially breach any of its representations, warranties or covenants in a manner set forth in the Merger Agreement; (3) the Company shall have (A) withdrawn, modified or amended, or publicly disclosed its intention to withdraw, modify or amend, in a manner materially adverse to Parent or the Purchaser, the approval, adoption or recommendation, as the case may be, of the Offer, the Merger, the Merger Agreement, the Tender Agreement or any of the transactions contemplated thereby, (B) approved or recommended, or publicly disclosed its intention to approve or recommend, or entered into any agreement for an Acquisition Proposal or (C) announced a neutral position with respect to any Acquisition Proposal, and does not reject or recommend such Acquisition Proposal within three (3) business days of the announcement of such neutral position or (D) the Company’s Board of Directors or any committee thereof shall have adopted a resolution resolving to take any of the actions set forth in the foregoing; or (4) if there shall have been a material breach by the Company of its covenant not to solicit any Acquisition Proposals.

      Payment of Certain Fees and Expenses upon Termination. If the Merger Agreement is terminated at a time when Parent or the Purchaser is entitled to terminate the Merger Agreement in accordance with (A) paragraphs (ii), (v)(1) or (v)(2) under the subsection “Termination” hereof (provided, that the Company shall not be entitled to terminate the Merger Agreement in accordance with paragraphs (iv)(2) or (iv)(3) under the subsection “Termination” hereof, subject to certain terms and conditions set forth in the Merger Agreement) or (B) paragraphs (iv)(1), (v)(3) or (v)(4) under the subsection “Termination” hereof, then the Company will (x) reimburse Parent for the out-of-pocket expenses of Parent and the Purchaser (including printing fees, filing fees and fees and expenses of their legal and financial advisors and all fees and expenses payable to any financing sources) related to the Merger Agreement, the Tender Agreement, the transactions contemplated thereby and any related financing up to a maximum of $750,000 (the “Expense Reimbursement”) and (y) pay to Parent in immediately available funds an amount equal to $3,500,000 (the “Termination Fee”).

      Fees and Expenses. Except as provided otherwise in the Merger Agreement, whether or not the Merger is completed, the Merger Agreement provides that each party hereto will pay its own expenses incident to preparing for, entering into and carrying out the Merger and the completion of the transactions contemplated by the Merger Agreement.

      Tender Agreement. The following is a summary of the material terms of the Tender Agreement. The summary is qualified in its entirety by reference to the Tender Agreement, a copy of which has been filed with the Commission as Exhibit (d)(2) to the Schedule TO. The Tender Agreement may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7 — “Certain Information Concerning the Company.”

      In connection with the execution of the Merger Agreement, the Principal Stockholders, who beneficially own and are entitled to dispose of, in the aggregate, 4,961,578 shares of Common Stock (such shares of Common Stock, together with any other shares of Common Stock the beneficial ownership of which is acquired by the Stockholders during the period from and including the date of the Tender Agreement through and including the date on which the Tender Agreement is terminated, are collectively referred to as the “Subject Shares”), has entered into the Tender Agreement with Parent and the Purchaser.

      Tender of Subject Shares. The Stockholders have agreed to validly tender (and not to withdraw) or cause to be validly tendered (and not withdrawn) pursuant to and in accordance with the terms of the Offer and Rule 14d-2 under the Exchange Act, all of the Subject Shares not later than the third business day after commencement of the Offer, and, in the case of any Subject Shares acquired after January 22, 2004, not later than the next business day after acquisition thereof. The Stockholders have also agreed to cause the Subject Shares to remain validly tendered and not withdrawn until the Offer is terminated or has expired without the Purchaser purchasing any shares of Common Stock validly tendered in the Offer. The obligation of the Purchaser to accept for payment and pay for the Subject Shares pursuant to the Offer is subject to the terms and conditions of the Offer set forth in the Merger Agreement.

      Voting of Subject Shares. Subject to the terms of the Tender Agreement, the Stockholders have agreed, until the termination of the Tender Agreement, to vote or cause to be voted all of the Subject Shares which the Stockholders have the right to vote at any meeting (or any adjournment or postponement thereof) of the stockholders of the Company, however called, to consider and vote upon the adoption of the Merger Agreement or in connection with any action to be taken in respect of the adoption of the Merger Agreement by written consent of stockholders of the Company, in favor of the Merger and the approval of the terms of the Merger Agreement and in favor of each of the other transactions contemplated by the Merger Agreement and the Tender Agreement and any actions required in furtherance thereof. The Stockholders have also agreed to vote or cause to be voted all of the Subject Shares which the Stockholders have the right to vote against (a) any Acquisition Proposal, (b) any transaction, agreement or action that would reasonably be expected to result in a breach in any material respect of any covenant, agreement, representation or warranty of the Company under the Merger Agreement or of the Stockholders under the Tender Agreement and (c) the following actions (other than the Offer, the Merger and the other transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company; (ii) a sale, lease or transfer of a material amount of assets of the Company and its subsidiary taken as a whole, or a reorganization, recapitalization, dissolution or liquidation of the Company or its subsidiary; and (iii) (A) any change in the capitalization of the Company or any amendment of the Company’s certificate of incorporation or bylaws; (B) any other material change in the Company’s corporate structure or business; or (C) any other action that is intended, or could reasonably be expected, to impede, materially interfere with, materially delay, materially postpone, or materially and adversely affect the Offer or the Merger and the other transactions contemplated by the Tender Agreement and the Merger Agreement or materially increase the likelihood that such transactions will not be consummated (the foregoing matters are referred to as the “Voting Matters”). The Stockholders have further agreed, until the termination of the Tender Agreement, not to enter into any agreement, letter of intent, agreement in principle or understanding that violates or conflicts with the Tender Agreement or the Merger Agreement.

      Grant of Proxy. The Stockholders have also agreed to revoke all prior proxies and has appointed Parent and any designee of Parent, and each of them individually, his proxy and attorney-in-fact, with full power of substitution and resubstitution, to vote or act by written consent until the Tender Agreement is terminated with respect to all of the Subject Shares which he has the right to vote in accordance with the provisions of the Tender Agreement and to sign his name to any consent, certificate, or other document relating to the Company that the law of the State of Delaware may permit or require in connection with the Voting Matters. The proxy is coupled with an interest sufficient in law to support an irrevocable proxy and is irrevocable during the term of the Tender Agreement. For the Subject Shares as to which the Stockholders are the beneficial but not the record owners, the Stockholders have agreed to use their reasonable best efforts to cause the record owner to grant to Parent a similar proxy.

      Representations and Warranties. The Stockholders have made customary representations and warranties in the Tender Agreement relating to ownership of shares of Common Stock, power and authority, execution and delivery, no conflicts, no finder’s fees, and reliance by Parent. Parent and the Purchaser have made customary representations and warranties relating to due organization, authority, execution and delivery and no conflicts.

      Covenants. Until the Tender Agreement is terminated, the Stockholders have agreed not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any of the Subject Shares, except as otherwise allowed in the Tender Agreement, (ii) grant any proxies or powers of attorney with respect to the Subject Shares, except as otherwise allowed in the Tender Agreement, (iii) deposit any Subject Shares into a voting trust or enter into a voting agreement with respect to the Subject Shares or (iv) take any action that would reasonably be expected to make any of its representations or warranties contained in the Tender Agreement untrue or incorrect in any material respect or have the effect of preventing or materially delaying him from performing his obligations under the Tender Agreement or preventing or materially delaying the consummation of any of the transactions contemplated by the Tender Agreement. The Stockholders have agreed to inform Parent of the number of any additional shares of Common Stock or other securities of the Company acquired by them after January 22, 2004. The Stockholders have waived any rights of appraisal or rights to dissent from the Merger.

      Covenant against Solicitation of Other Offers. The Stockholders have also agreed to use their reasonable best efforts to cause their personal representatives, consultants, investment bankers, attorneys, accountants and other agents, immediately to cease any discussions or negotiations with any third party that may be ongoing with respect to any Acquisition Proposal. The Stockholders have also agreed not to take, and to use their reasonable best efforts to cause their personal representatives, consultants, investment bankers, attorneys, accountants and other agents not to take, any action (a) to solicit, initiate, facilitate or knowingly encourage, directly or indirectly, the making or submission of any Acquisition Proposal, (b) to enter into any agreement, arrangement, or understanding with respect to any Acquisition Proposal, or to agree to approve or endorse any Acquisition Proposal or enter into any agreement, arrangement or understanding that would require the Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement, (c) to initiate or participate in any way in any discussions or negotiations with, or furnish or disclose any nonpublic information of the Company to any third party in connection with any Acquisition Proposal, or (d) to knowingly facilitate the making or submission of any Acquisition Proposal, except in accordance with the provisions of the Merger Agreement permitting the Company to take such actions.

      Capacity. The covenants and agreements of the Stockholders are made by them in their capacity as a stockholder and not in their capacity as a director, an officer or an employee of the Company.

      Termination. The Tender Agreement will terminate on the earliest to occur of (a) the consummation of the purchase of all Subject Shares pursuant to the Offer; (b) the Effective Time; (c) the date the Merger Agreement is terminated in accordance with its terms; or (d) the mutual consent of Parent and the Stockholder.

      Employment Agreements. The following is a summary of the material terms of the Employment Agreements entered into by and between the Purchaser and each of Messrs. Richard E. Cree, John C. Poss, Henry G. Schopfer III, Thomas R. Meriam and Wayne A. Johnson II (collectively, the “Employees”) on January 22, 2004. The summary is qualified in its entirety by reference to the Employment Agreements, copies of which have been filed with the Commission as Exhibits (d)(3) through (d)(7) to the Schedule TO. The Employment Agreements may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7 — “Certain Information Concerning the Company.”

      Contemporaneously with the execution of the Merger Agreement, each of the Employees entered into employment agreements with Purchaser that become effective only upon the closing of the Merger. At the Effective Time, these employment agreements will become obligations of the Surviving Corporation, and will govern the terms of the employment of Messrs. Cree, Poss, Schopfer, Meriam and Johnson with the Surviving Corporation after the Merger (the “Employment Agreements”). Once the Merger is effective, the Employment Agreements will replace and supercede the any existing employment agreements between the Company and the Employees.

      The annual base salaries for Messrs. Cree, Poss, Schopfer, Meriam and Johnson under the Employment Agreements will be $265,000, $225,000, $208,000, $170,000 and $170,000, respectively. The board of directors of the Surviving Corporation will review the base salary for each Employee at least once a year during the term of the Employment Agreements to determine whether an increase is appropriate. In addition, the Surviving Corporation will establish an incentive compensation program in which each of the Employees will be entitled to participate.

      The Employment Agreements will entitle each of the Employees to participate in the Surviving Corporation’s employee benefit plans which are available to its executive officers. The Employment Agreements require the Surviving Corporation to provide benefits that are not materially less favorable to those being provided to the Company’s executive officers immediately prior to the time of the Merger.

      The Employment Agreements will provide that the employment of each of the Employees can be terminated by the Surviving Corporation with cause, without cause, upon death and upon disability. The Employment Agreements will also permit the Employees to resign upon 60 days prior notice. In addition, the Employees will have the right to voluntarily resign without prior notice upon the occurrence of certain events, and in such case, the resignation will be treated as a termination by the Surviving Corporation without cause.

      If the Surviving Corporation terminates an Employee’s employment without cause, such Employee will be entitled to receive continued salary payments and benefits for a period of 12 months after termination. In addition, such Employee or his estate will be entitled to receive payment of incentive compensation that would otherwise have been payable through the date of termination if such Employee’s employment is terminated without cause, for death or for disability. In the case of all other terminations, the Employees are not entitled to any payments, other than the receipt of salary and benefits owed for periods prior to the date of termination.

      The Employees will be required to abide by customary covenants to safeguard the Surviving Corporation’s confidential information, and will be subject to non-competition covenants that prohibit them from competing with the Surviving Corporation during the term of their employment and for a period of two years thereafter.

      12.     Dividends and Distributions. As described above, the Merger Agreement provides that neither the Company nor its subsidiaries will, without the prior written consent of Parent, (i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock, except pursuant to the exercise of any currently outstanding options or warrants, (ii) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) purchase, redeem or otherwise acquire any shares of its outstanding capital stock or any rights, warrants or options to acquire any such shares (other than the acquisition of shares of Common Stock from holders of stock options in full or partial payment of the exercise price payable upon the exercise of such stock options).

      13.     Effect of the Offer on the Market for the Shares of Common Stock; Exchange Act Registration.

      Market for Shares of Common Stock. The purchase of shares of Common Stock pursuant to the Offer will reduce the number of shares of Common Stock that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining shares of Common Stock held by the public.

      Stock Quotation. The shares of Common Stock are listed on Nasdaq under the symbol “TNTX” and are registered under the Exchange Act. Inclusion of the shares of Common Stock on Nasdaq is voluntary, so the Company may terminate that inclusion at any time. Parent has no intention to cause the Company to terminate the inclusion of the shares of Common Stock on Nasdaq prior to the Merger. However, depending upon the number of shares of Common Stock purchased pursuant to the Offer, the shares of Common Stock may no longer meet the standards for continued inclusion on Nasdaq. According to its published guidelines, Nasdaq would consider delisting the shares of Common Stock if, among other things, the shares of Common Stock did not substantially meet one of its two standards for continued listing. Under the first standard, Nasdaq would consider delisting the shares of Common Stock if (i) the number of publicly held shares of Common Stock falls below 750,000, (ii) the number of holders of round lots of shares of Common Stock (i.e., holders of at least 100 shares of Common Stock) falls below 400, (iii) the Company’s market value of publicly held shares falls below $5 million, (iv) the minimum bid price per share of Common Stock falls below $1 and (v) the Company’s stockholders’ equity falls below $10 million. Under the second standard, Nasdaq would consider delisting the shares of Common Stock if (i) the number of publicly held shares of Common Stock falls below 1,100,000, (ii) the number of holders of round lots of shares of Common Stock falls below 400, (iii) the Company’s market value of publicly held shares falls below $15 million, (iv) the minimum bid price per share of Common Stock falls below $1 and (v) either (a) the Company’s market capitalization falls below $50 million or (b) the Company’s total assets and total revenue fall below $50 million for each of the two most recently completed fiscal years or two of the last three most recently completed fiscal years. Shares of Common Stock held by directors or officers of the Company, or their immediate families, or by any beneficial owner of more than ten percent (10%) or more of the shares of Common Stock ordinarily will not be considered as being publicly held for this purpose.

      If Nasdaq were to delist the shares of Common Stock, it is possible that the shares of Common Stock would continue to trade on other securities exchanges or in the over-the-counter market and that price quotations would be reported by such exchanges or other sources. However, the extent of the public market for shares of Common Stock and the availability of such quotations would depend upon such factors as the number of stockholders and/or the aggregate market value of the shares of Common Stock remaining at such time, the interest in maintaining a market in the shares of Common Stock on the part of securities firms, the possible termination of registration under the Exchange Act and other factors. Neither Parent nor the

Purchaser can predict whether the reduction in the number of shares of Common Stock that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the shares of Common Stock or whether it would cause future market prices to be greater or less than the Offer Price.

      Exchange Act Registration. The shares of Common Stock are currently registered under the Exchange Act. Such registration under the Exchange Act may be terminated upon application of the Company to the Commission if the shares of Common Stock are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the Commission and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings, the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act may be impaired or eliminated. The Purchaser intends to seek to cause the Company to apply for termination of registration of the shares of Common Stock under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

      If registration of the shares of Common Stock is not terminated prior to the Merger, then the shares of Common Stock will be delisted from all stock exchanges and the registration of the shares of Common Stock under the Exchange Act will be terminated following the consummation of the Merger.

      Margin Regulations. The shares of Common Stock are currently “margin securities,” as such term is defined under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the shares of Common Stock. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the shares of Common Stock would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In any event, the shares of Common Stock will cease to be “margin securities” if registration of the shares of Common Stock under the Exchange Act is terminated.

      14.     Conditions of the Offer. Notwithstanding any other provision of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission, including Rule 14e-1(c) under the Securities Exchange Act of 1934 (relating to the Purchaser’s obligation to pay for or return tendered shares promptly after termination or withdrawal of the Offer), to pay for any shares tendered pursuant to the Offer and may terminate or amend the Offer and may postpone the acceptance for payment of, and payment for, any shares, if: (i) there shall not have been validly tendered and not properly withdrawn prior to the expiration of the Offer (including any extensions thereof in accordance with the terms of the Merger Agreement) a number of shares which represents at least a majority of all issued and outstanding shares, on a fully diluted basis (“on a fully diluted basis” meaning, at any time, the number of shares of Common Stock outstanding, together with the shares of Common Stock the Company may be required to issue pursuant to warrants or options or other obligations outstanding at such time under employee stock or similar benefit plans or otherwise, whether or not vested or then exercisable), on the date of purchase (the “Minimum Condition”); (ii) any applicable waiting period (and any extension thereof) under any Antitrust Laws shall not have expired or been terminated (the “Antitrust Condition”); (iii) the financing for the transaction shall not have been obtained prior to the proposed date for the initial purchase of shares by the Purchaser pursuant to the Offer; or (iv) if, at any time on or after the date of the Merger Agreement and at or before the time of payment for any such shares (whether or not any shares have previously been accepted for payment, or paid for, pursuant to the Offer), any of the following shall exist:

(a) there shall be threatened, instituted or pending any action or proceeding by any governmental entity or by any other person or entity, domestic or foreign, before any court of competent jurisdiction or governmental entity: (i) challenging or seeking to, or which could reasonably be expected to, make illegal, impede, delay or otherwise directly or indirectly restrain, prohibit or make materially more costly the Offer or the Merger or seeking to obtain material damages; (ii) seeking to prohibit or materially limit the ownership or operation by Parent or the Purchaser of all or any material portion of the business or assets of the Company and its subsidiaries taken as a whole or to compel Parent or the Purchaser to dispose of or hold separately all or any material portion of the business or assets of Parent and its subsidiaries taken as a whole or the Company and its subsidiaries taken as a whole, or seeking to impose any limitation on the ability of Parent or the Purchaser to conduct its business or own such assets; (iii) seeking to impose limitations on the ability of Parent or the Purchaser effectively to exercise full rights of ownership of the shares of Common Stock, including, without limitation, the right to vote any shares of Common Stock acquired or owned by the Purchaser or Parent on all matters properly presented to the Company’s stockholders; (iv) seeking to require divestiture by Parent or the Purchaser of any shares of Common Stock; (v) seeking any material diminution in the benefits expected to be derived by Parent or the Purchaser as a result of the transactions contemplated by the Offer or the Merger; or (vi) otherwise directly or indirectly relating to the Offer or the Merger and which could reasonably be expected to have a material adverse effect on the Company and its Subsidiaries taken as a whole or on Parent and its subsidiaries taken as a whole;

(b) there shall be any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, enforced, promulgated, amended or issued and applicable to or deemed applicable to (i) Parent, the Purchaser, the Company or any subsidiary of the Company or (ii) the Offer or the Merger, by any governmental entity other than the routine application of the waiting period and second request provisions of the antitrust laws to the Offer or to the Merger, that could reasonably be expected to result directly or indirectly in any of the consequences referred to in paragraph (a) above;

(c) there shall have occurred: (i) any general suspension of trading in, or limitation on prices for, securities on any United States securities exchange or in any United States over-the-counter market (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index); (ii) any material adverse change in the general political, market, economic or financial conditions in the United States or abroad; (iii) any material change in United States or any other currency exchange rates or a suspension of, or limitation on, the markets therefor; (iv) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (v) any material limitation (whether or not mandatory) by any United States federal or United States state governmental Entity on the extension of credit by banks or other lending institutions; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, an acceleration or worsening thereof;

(d) (i) any representation or warranty of the Company contained in the Merger Agreement that is qualified as to material adverse effect shall not be true and correct as of the date of consummation of the Offer as though made on or as of such date (other than representations and warranties which, by their terms, address matters only as of another specified date, which shall be true and correct only as of such other specified date), (ii) any representation or warranties of the Company contained in the Agreement that is not qualified as to material adverse effect (other than the representations and warranties of the Company in Section 2.2(a), Section 2.2(b), Section 2.2(e), Section 4.2, Section 4.3, Section 4.5, Section 4.7(a), Section 4.15, Section 4.20, Section 4.21 and Section 4.22 of the Merger Agreement) shall not be true and correct (except where the failure of any such representations or warranties referred to in this clause (ii) to be so true and correct in the aggregate has not had, does not have, and could not reasonably be expected to have, a material adverse effect on the Company) as of the date of consummation of the Offer as though made on or as of such date (other than representations and warranties which, by their terms, address matters only as of another specified date, which shall be true and correct only as of such other specified date) and (iii) any representation or warranty of the Company contained in Section 2.2(e), Section 4.2, Section 4.3, Section 4.5 and Section 4.15 of the Merger Agreement shall not be materially true and correct or any representation or warranty of the Company contained in Section 2.2(a), Section 2.2(b), Section 4.7(a), Section 4.20, Section 4.21 and Section 4.22

of the Merger Agreement shall not be true and correct as of the date of consummation of the Offer as though made on or as of such date (other than representations and warranties which, by their terms, address matters only as of another specified date, which shall be materially true and correct or true and correct, as the case may be, as of such other specified date);

(e) the Company shall have failed to perform in any material respect any obligation or to comply in any material respect with any agreement or covenant of the Company to be performed or complied with by the Company under the Merger Agreement;

(f) the Board of Directors of the Company or any committee thereof shall: (i) have withdrawn, modified or amended, or proposed to withdraw, modify or amend, in a manner adverse to Parent or the Purchaser, the approval, adoption or recommendation, as the case may be, of the Offer, the Merger, the Merger Agreement or the Tender Agreement; (ii) shall have approved or recommended, or proposed to approve or recommend, any the Purchaser Proposal; (iii) shall have announced a neutral position with respect to any the Purchaser Proposal and has not rejected such the Purchaser Proposal within three (3) business days of the announcement of such neutral position; or (iv) shall have resolved to do any of the foregoing;

(g) there shall have occurred any event, change, occurrence, effect, fact, violation or circumstance having a material adverse effect;

(i) (i) any representation or warranty of the management Stockholders contained in the Tender Agreement shall not be true and correct as of the date of consummation of the Offer as though made on or as of such date (other than representations and warranties which, by their terms, address matters only as of another specified date, which shall be true and correct only as of such other specified date) or (ii) the Stockholders shall have failed to perform any obligation or to comply with any agreement or covenant of the Stockholders to be performed or complied with by such Stockholders under the Tender Agreement (except where the failure of (A) any such representations or warranties referred to in clause (i) to be so true and correct or (B) the Stockholders to perform such obligations or to comply with such agreements or covenants referred to in clause (ii) has not had, does not have, and could not reasonably be expected to have, in the aggregate, a material adverse effect on the ability of the Purchaser to complete the Offer or the Merger); or

(j) the Merger Agreement shall have been terminated in accordance with its terms;

which, in the sole judgment of the Purchaser, in any such case and regardless of the circumstances (including any action or inaction by Parent or the Purchaser) giving rise to any such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment of, or payment for, shares of Common Stock.

      The foregoing conditions are for the sole benefit of Parent and the Purchaser and may be asserted by Parent or the Purchaser, or may be waived by Parent or the Purchaser, in whole or in part in their respective sole discretion at any time and from time to time prior to the expiration of the Offer or, with respect to the Antitrust Condition, before payment for shares of Common Stock. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

      Should the Offer be terminated pursuant to the foregoing provisions, Parent shall cause all tendered shares of Common Stock not theretofore accepted for payment to promptly be returned to the tendering stockholders.

15.	Certain Legal Matters; Regulatory Approvals.

      General. Except as otherwise disclosed herein, neither Parent nor the Purchaser is aware of (i) any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by the acquisition of shares of Common Stock by the Purchaser pursuant to the Offer, the Merger or otherwise or (ii) any approval or other action by any governmental, administrative or regulatory agency or authority, domestic or foreign, that would be required for the acquisition or ownership of shares of Common Stock by the Purchaser as contemplated herein. Should any such approval or other action be required, the Purchaser currently contemplates that it would seek such approval or action. The Purchaser’s obligation under the Offer to accept for payment and pay for shares of Common Stock is subject to certain conditions. See Section 14 — “Conditions of the Offer.” While, except as described in this Offer to Purchase, the Purchaser does not currently intend to delay the acceptance for payment of shares of Common Stock tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or action, if needed, would be obtained or would be obtained without substantial conditions or that adverse consequences might not result to the business of the Company, Parent or the Purchaser or that certain parts of the businesses of the Company, Parent or the Purchaser might not have to be disposed of in the event that such approvals were not obtained or any other actions were not taken.

      State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (generally a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock, or an affiliate or associate thereof) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to the date the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. The Company has represented to Parent and the Purchaser in the Merger Agreement that the Board of Directors of the Company has taken all action necessary to render Section 203 of the DGCL inapplicable to the Offer, the Merger, the Merger Agreement, the Tender Agreement and the transactions contemplated thereby.

      A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of holders in the state and were incorporated there.

      The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. Based on representations made by the Company in the Merger Agreement, the Purchaser does not believe that any state takeover statutes apply to the Offer. Neither Parent nor the Purchaser has currently complied with any state takeover statute or regulation. The Purchaser reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Purchaser might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, the Purchaser might be unable to accept for payment any shares of Common Stock tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, the Purchaser may not be obligated to accept for payment any shares of Common Stock tendered. See Section 14 — “Conditions of the Offer.”

      Appraisal Rights. No appraisal rights are available to Holders in connection with the Offer.

      However, if the Merger is consummated, a Holder will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and payment in cash for the fair value of, such Holder’s shares of

Common Stock. Those rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any value arising from the Merger) required to be paid in cash to dissenting stockholders for their shares of Common Stock. Any judicial determination of the fair value of shares of Common Stock could be based upon considerations other than or in addition to the Offer Price and the market value of the shares of Common Stock, including asset values and the investment value of the shares of Common Stock. The value so determined could be more or less than the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of those rights.

      If a Holder who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, its right to appraisal, as provided in the DGCL, the shares of Common Stock of such Holder will be converted into the merger consideration in accordance with the Merger Agreement. In general, a Holder may withdraw his demand for appraisal by delivering to the Purchaser a written notice withdrawing such demand for appraisal and accepting the Merger Consideration.

      The foregoing summary of the rights of objecting Holders does not purport to be a complete statement of the procedures to be followed by Holders desiring to exercise any available appraisal rights.

      The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. The provisions of Section 262 of the DGCL are complex and technical in nature. Holders desiring to exercise their appraisal rights may wish to consult counsel, since the failure to comply strictly with these provisions will result in the loss of their appraisal rights.

      Regulatory Approvals.

      Antitrust. Under the HSR Act, certain mergers and acquisitions may not be consummated unless certain information has been furnished to the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The acquisition of shares of Common Stock by the Purchaser pursuant to the Offer is subject to the HSR Act requirements.

      Under the provisions of the HSR Act applicable to the purchase of shares of Common Stock pursuant to the Offer, such purchase may not be made until the expiration of a fifteen calendar day waiting period following the required filing of a Notification and Report Form under the HSR Act by Parent, which Parent submitted on January 29, 2004. (If the fifteenth calendar day is a Saturday, Sunday or legal public holiday, the waiting period is extended to the end of the next business day.) Accordingly, the waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on February 13, 2004, which is the fifteenth calendar day following filing of the Notification and Report Form by Parent, unless early termination of the waiting period is granted or Parent receives a request for additional information or documentary material prior thereto. If either the FTC or the Antitrust Division were to request additional information or documentary material from Parent prior to the expiration of the fifteen day waiting period, the waiting period would be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day (or the following business day if such day is a Saturday, Sunday or legal public holiday) after the date of substantial compliance by Parent with such request. Thereafter, the waiting period could be extended only by court order or with the consent of Parent. If the acquisition of shares of Common Stock is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the purchase of and payment for shares of Common Stock pursuant to the Offer will be deferred until ten days after the request is substantially complied with unless the waiting period is terminated sooner by the FTC or the Antitrust Division (and assuming all of the other Offer conditions have been satisfied or waived). See Section 2 — “Acceptance for Payment and Payment for Shares of Common Stock.” Only one extension of such waiting period pursuant to a request for additional information or documentary material is authorized by the HSR Act, except by court order or with consent. Although the Company is required to file certain information and documentary material with the Antitrust Division and the FTC in connection with the Offer, neither the Company’s failure to make such filings nor a request to the Company from the Antitrust Division or the FTC for additional information or documentary material will extend the waiting period. However, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing these issues and may agree to delay consummation of the transaction while such negotiations continue.

      The Antitrust Division and the FTC could scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of shares of Common Stock by the Purchaser pursuant to the Offer. At any time before or after the Purchaser’s purchase of shares of Common Stock, either the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of shares of Common Stock pursuant to the Offer or seeking divestiture of shares of Common Stock acquired by the Purchaser or divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries. State attorneys general may also bring legal action under the antitrust laws, and private parties may bring such action under certain circumstances. Parent and the Purchaser believe that the acquisition of shares of Common Stock by the Purchaser will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. See Section 14 — “Conditions of the Offer” for certain conditions to the Offer, including conditions with respect to litigation and certain governmental actions.

      16.     Fees and Expenses. Except as set forth below, neither Parent nor the Purchaser will pay any fees or commissions to any broker, dealer or other person for soliciting tenders of shares of Common Stock pursuant to the Offer.

      The Purchaser and Parent have retained Crest Evergreen Securities, Inc. to be the Dealer Manager in connection with the Offer. The Dealer Manager will not receive any fees for its services but will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the United States federal securities laws.

      In addition, the Purchaser and Parent have retained Morrow & Co., Inc. to act as the Information Agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the United States federal securities laws.

      The Purchaser and Parent have also retained JP Morgan Chase Bank as the Depositary. The Depositary has not been retained to make solicitations or recommendations in its role as Depositary. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the United States federal securities laws.

      Parent estimates that the fees and expenses it will incur in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement will be approximately as set forth below:

Financing Fees and Expenses:	$3.1 million
Legal, Accounting, Consulting and other Transactional Advisory Fees and Expenses:	$3.9 million
Information Agent, Depositary, Dealer Manager, Printing and other Miscellaneous Fees and Expenses:	$1.1 million

      Brokers, dealers, commercial banks and trust companies will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering material to their customers.

      17.     Miscellaneous. Neither Parent nor the Purchaser is aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If either Parent or the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the shares of Common Stock pursuant thereto, Parent and the Purchaser will make a good faith effort to comply with such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with any such state statute, the Offer will not be made to (and tenders will not be accepted from or on behalf of) Holders in such state. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.

      No person has been authorized to give any information or make any representation on behalf of Parent or the Purchaser not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized. The Dealer Manager may contact stockholders regarding the Offer and may request brokers, dealers and other nominees to forward the Offer and related materials to stockholders.

      Parent and the Purchaser have filed with the Commission the Schedule TO, together with exhibits, pursuant to Section 14(d)(1) of the Exchange Act and Rule 14d-3 promulgated thereunder, furnishing certain additional information with respect to the Offer, and may file amendments thereto. The Schedule TO and any amendments thereto, including exhibits, may be inspected at, and copies may be obtained from, the same places and in the manner set forth in Section 7 — “Certain Information Concerning the Company” (except that they will not be available at the regional offices of the Commission).

      Neither the delivery of this Offer to Purchase nor any purchase pursuant to the Offer will under any circumstances create any implication that there has been no change in the affairs of Parent, the Purchaser, the Company or any of their respective subsidiaries since the date any information is furnished or the date of this Offer to Purchase.

TZ ACQUISITION, INC.

February 3, 2004

Schedule I

DIRECTORS AND EXECUTIVE OFFICERS

      The name, age, business address, position with entity, present principal occupation or employment and five-year employment history of the directors and executive officers of the relevant company, together with the names, principal businesses and addresses of any corporations or other organizations in which such principal occupation is conducted, are set forth below. Except as otherwise indicated, each occupation set forth refers to the company of which the person is an officer or director.

TZ Holdings, Inc. and TZ Acquisition, Inc.

		Positions with TZ Holdings	Principal Occupation or Employment and Five-Year
Name and Address	Age	and TZ Acquisition	Employment History

Brian Schwartz	36	Director, President	Managing Director of H.I.G. Capital
c/o TZ Holdings, Inc.			LLC since 1994
1001 Brickell Bay Drive 27th Floor Miami, Florida 33131

Lewis Schoenwetter	33	Director, Vice President,	HIG Capital Private Equity Group
c/o TZ Holdings, Inc.		Secretary and Treasurer	since April 2003; Director, Private
1001 Brickell Bay Drive			Equity, Levine Leichtman Capital
27th Floor			Partners from March 1999 through
Miami, Florida 33131			February 2003, Private Equity, ABN Amro Private Equity from 1997 through February 1999.

      TZ Holdings owns 100% of the outstanding capital stock of TZ Acquisition.

H.I.G.-TNetix, Inc.

			Principal Occupation or Employment and Five-Year
Name and Address	Age	Position with H.I.G.-TNetix	Employment History

Anthony Tamer	44	Co-President	Managing Partner of H.I.G. Capital Management, Inc. since 1993

Sami Mnaymneh	42	Co-President	Managing Partner of H.I.G. Capital Management, Inc. since 1993

      Each individual’s business address is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131. H.I.G.-TNetix, Inc. owns 100% of the outstanding capital stock of TZ Holdings.

Controlling persons

Sami Mnaymneh and Anthony Tamer

      Messrs. Sami Mnaymneh and Anthony Tamer are the two lead principals of various entities known as “H.I.G.,” including several investment funds and entities that hold minority and majority positions in a number of companies. Additionally, as noted in “H.I.G. GP-II, Inc.” below, Mr. Tamer is President and Mr. Mnaymneh is Vice President and Secretary of H.I.G. GP-II, Inc.

      Sami Mnaymneh is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. He has been an active investor in a number of sectors including telecommunications services and information technology, and has been extensively involved in H.I.G.’s industry consolidation investments. Prior to co-founding H.I.G., Mr. Mnaymneh was a Managing Director in the Mergers & Acquisitions department at the Blackstone Group, a New York based merchant bank, where he specialized in providing financial advisory services to Fortune 100 companies.

      Anthony Tamer is a co-founding partner of H.I.G. Capital Management, Inc. and has served as a Managing Partner of the firm since 1993. He has led a number of successful investments at H.I.G. in both the

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management buyouts and venture capital arenas. Mr. Tamer has extensive experience working with, and coaching, early stage and middle-market companies. He is a board member of several H.I.G. portfolio companies. Prior to co-founding H.I.G., Mr. Tamer was partner at Bain & Company. His focus at Bain & Company was on developing business unit and operating strategies, improving clients’ competitive positions, implementing productivity improvement and cycle time reduction programs, and leading acquisition and divestiture activities for Fortune 500 clients.

H.I.G. GP-II, Inc.

      (a) Name and Address. The principal business address of H.I.G. GP-II, Inc., which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131, and its telephone number is (305) 379-2322.

      (b) Business Background of Entity. H.I.G. GP-II, Inc. is a company organized under the laws of Delaware. Its principal business is to serve as an investment management company for several affiliates. It is the general partner of H.I.G. Associates III, L.P. and the manager of H.I.G. Advisors III, L.L.C.

      (c) Business and Background of Natural Persons. Each individual’s business address is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131.

			Principal Occupation or Employment and Five-Year
Name and Address	Age	Position with H.I.G. GP-II, Inc.	Employment History

Anthony Tamer	44	President	Managing Partner of H.I.G. Capital Management, Inc. since 1993
Sami Mnaymneh	42	Vice President and Secretary	Managing Partner of H.I.G. Capital Management, Inc. since 1993

H.I.G. Associates III, L.P.

      (a) Name and Address. The principal business address of H.I.G. Associates III, L.P. is P.O. Box 309, George Town, Grand Cayman, Cayman Islands, and its telephone number is (305) 379-2322.

      (b) Business Background of Entity. H.I.G. Associates III, L.P. is a limited partnership organized under the laws of the Cayman Islands. Its principal business is as a private equity investment company. It is the general partner of H.I.G. Investment Group III, L.P.

H.I.G. Advisors III, L.L.C.

      (a) Name and Address. The principal business address of H.I.G. Advisors III, L.L.C., which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131, and its telephone number is (305) 379-2322.

      (b) Business Background of Entity. H.I.G. Advisors III, L.L.C. is a limited liability company organized under the laws of the state of Delaware. Its principal business is as a private equity management company. It is the general partner of H.I.G. Capital Partners III, L.P.

H.I.G. Investment Group III, L.P.

      (a) Name and Address. The principal business address of H.I.G. Investment Group III, L.P. is P.O. Box 309, George Town, Grand Cayman, Cayman Islands, and its telephone number is (305) 379-2322.

      (b) Business Background of Entity. H.I.G. Investment Group III, L.P. is a limited partnership organized under the laws of the Cayman Islands. Its principal business is as a private equity investment company. It owns approximately 8.3% of H.I.G.-TNetix, Inc.

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H.I.G. Capital Partners III, L.P.

      (a) Name and Address. The principal business address of H.I.G. Capital Partners III, L.P., which also serves as its principal office, is 1001 Brickell Bay Drive, 27th Floor, Miami, Florida 33131, and its telephone number is (305) 379-2322.

      (b) Business Background of Entity. H.I.G. Capital Partners III, L.P. is a limited partnership organized under the laws of the state of Delaware. Its principal business is as a private equity investment company. It owns approximately 86.7% of H.I.G.-TNetix, Inc.

      None of the persons for whom information is provided in this Schedule I (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors) or (2) has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Each person for whom information is provided in this Schedule I is a U.S. citizen.

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